Exhibit 10.3

Execution Version

PURCHASE AND SALE AGREEMENT

dated as of

May 3, 2004

among

PFIZER INC.,

PFIZER PHARMACEUTICALS LLC

GALEN HOLDINGS PUBLIC LIMITED COMPANY

and

WARNER CHILCOTT COMPANY, INC.

List of Schedules

1.1(a)	Approved Employee
1.1(b)	Financial Statements
1.1(c)	Knowledge of Pfizer
1.1(d)	Scheduled Environmental Commitments
2.1(b)	Equipment
2.1(c)	Assumed Contracts
2.3	Retained Equipment
2.7	Allocation of the Purchase Price
5.4(a)	Required Consents
5.5	Permits
5.6	Governmental Authorization (Sellers)
5.8	Conduct of Business
5.9	Litigation
5.10	Compliance with Laws
5.11	Environmental Matters
5.11(e)	Environmental Reports
5.12	Material Contracts
5.13(a)	Owned Real Property
5.13(b)	Leased Real Property
5.13(c)	Exceptions to Title
5.13(f)	Owned Real Property – Exceptions to Compliance with Law
5.18(a)(i)	Employees over $100,000
5.18(a)(ii)	Employees
5.18(a)(iii)	Wage Rates of Non-Salaried Employees
5.18(b)	Inactive Employees
5.18(c)	Employment Litigation
6.4	Governmental Authorization (Purchaser)
7.5(a)(i)	Employee Benefits
7.5(a)(ii)	Employee Severance Program
7.6	Approved Pfizer Employees

List of Exhibits

A.	List of instruments and documents to be provided by Sellers to Purchaser
B.	List of instruments and documents to be provided by Purchaser to Sellers
C.	Form of Transitional Services Agreement
D.	Form of Transitional Supply Agreement
E.	Description of Land

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement is made and entered into as of May 3, 2004 among Pfizer Inc., a Delaware corporation (“Pfizer”), Pfizer Pharmaceuticals LLC, a Delaware limited liability company (“PPLLC”, and together with Pfizer, the “Sellers”), Galen Holdings Public Limited Company, a public limited company organized under the Laws of Northern Ireland (“Galen”) and Warner Chilcott Company, Inc., a Puerto Rican corporation (“Purchaser”).

W I T N E S S E T H:

WHEREAS, Pfizer is the indirect owner of all of the issued and outstanding shares of capital stock of PPLLC;

WHEREAS, PPLLC owns and operates the Facility (as defined below) and all of the Purchased Assets (as defined below);

WHEREAS, the parties hereto desire that, at the Closing, PPLLC sell and transfer to Purchaser, and Purchaser shall purchase and accept from PPLLC, all of the Purchased Assets and assume all of the Assumed Liabilities (as defined below), upon the terms and conditions set forth herein.

NOW THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS AND TERMS

Section 1.1. Definitions. As used in this Agreement, the following terms shall have the meanings set forth or as referenced below:

“Affected Employee” means an Employee (i) who shall accept an offer of employment or offer of continuation of employment by Purchaser on or prior to the Closing Date and work for Purchaser or any of its Affiliates for at least one day.

“Affiliate(s)” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person at any time during the period for which the determination of affiliation is being made.

“Agreement” means this Agreement, as the same may be amended or supplemented from time to time in accordance with the terms hereof.

“Allocation” has the meaning set forth in Section 2.7 hereof.

“Approved Employee” means any of the Persons listed on Schedule 1.1(a) hereto.

“Approved Pfizer Employee” means any of the Persons listed on Schedule 7.6 hereto.

“Assumed Contracts” has the meaning set forth in Section 2.1(c) hereof.

“Assumed Liabilities” has the meaning set forth in Section 2.4 hereof.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or obligated by law or executive order to close.

“Cash Equivalents” means cash, checks, money orders, marketable securities, short-term instruments and other cash equivalents, funds in time and demand deposits or similar accounts, and any evidence of indebtedness issued or guaranteed by any Governmental Authority.

“Closing” means the closing of the transactions contemplated by this Agreement.

“Closing Date” has the meaning set forth in Section 3.1(a) hereof.

“Collateral Source” has the meaning set forth in Section 8.7 hereof.

“Code” means the Internal Revenue Code of 1986, as amended.

“Competition Laws” means statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade.

“Confidentiality Agreement” means the Confidentiality Agreement between Pfizer and Purchaser dated August 13, 2002.

“Delayed Consents” has the meaning set forth in Section 2.2(a) hereof.

“Employee” means any individual who as of the Closing Date (i) is an employee of Pfizer or any of its Affiliates and who primarily performs services at the Facility and (ii) (A) shall have been employed and actively at work on the Closing Date (or shall have been employed on the Closing Date but not actively at work because of vacation, holiday, personal days-off, or sick days-off); (B) shall have been absent on the Closing Date because of hospital stay, workers’ compensation, parental leave of absence, family and medical leave of absence, military leave of absence or other short-term absence or approved leave of absence where return to work is subject to statutory requirements; or (C) shall have been absent on the Closing Date because of short-term disability (including maternity leave) and shall have been receiving short-term disability benefits for no more than one hundred eighty two consecutive days as of the Closing Date (an Employee described in Clause (B) or (C) immediately above, being an “Inactive Employee”).

“Environment” means air (including indoor air), water, vapor, surface water, groundwater, drinking water supply, land surface and subsurface, and plant and animal life.

“Environmental Law” means any Law relating directly or indirectly to (i) the environmental aspects of product approvals; (ii) the Environment; or (iii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, recycling, Release or disposal of any harmful or deleterious substance.

“Environmental Liability” means all Liabilities and Losses resulting from any actual or alleged (i) failure to comply with any Environmental Law, (ii) failure to obtain or comply with any required Environmental Permit, (iii) a Remedial Action or (iv) harm or injury to any real property, to any Person, to public health, or to a natural resource (other than a Remedial Action) as a result of exposure to Hazardous Substances.

“Environmental Permits” means all Governmental Authorizations pursuant to any Environmental Law.

“Equipment” has the meaning set forth in Section 2.1(b) hereof.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Excluded Assets” has the meaning set forth in Section 2.3 hereof.

“Excluded Environmental Liabilities” means (i) Environmental Liabilities associated with or arising from all facilities and assets other than those constituting part of the Purchased Assets, (ii) Environmental Liabilities resulting from Third Party Claims related to the off-site transportation, storage, disposal, treatment, handling or recycling of Hazardous Substances from the Facility prior to the Closing, (iii) Environmental Liabilities as defined in clauses (i) and (ii) of the definition of Environmental Liability that constitute fines and penalties imposed by Governmental Authorities and that result from the failure of any of the Purchased Assets or the operation thereof to comply with any requirement of Environmental Law prior to the Closing or the failure to obtain or comply with any Environmental Permit required for the possession, ownership or operation of any of the Purchased Assets prior to the Closing; and (iv) Environmental Liabilities resulting from Scheduled Environmental Commitments.

Notwithstanding anything to the contrary set forth in this Agreement, (A) capital and other costs or expenditures of environmental-related compliance with Environmental Laws in the ordinary course of operating the Facility (including closure and post-closure costs) incurred after the Closing Date shall not be deemed to be Excluded Environmental Liabilities except to the extent that such costs or expenditures result from Scheduled Environmental Commitments, and (B) Environmental Liabilities falling within subparagraph (iv) above, other than Remedial Action described in clause (i) of the definition of Scheduled Environmental Commitments, shall not be deemed to be Excluded Environmental Liabilities to the extent that the Losses relating to such

Environmental Liabilities are not subject to indemnification by the Sellers pursuant to the limitations set forth in Section 8.6.

“Facility” means the manufacturing plant including, but not limited to the equipment (other than the Retained Equipment), buildings, structures, improvements and fixtures that comprise the Facility located on the Land commonly known as R.D. 195 KM 1.1 in Fajardo, Puerto Rico 00738.

“Financial Statements” means the financial statements of the Facility set forth on Schedule l.l(b).

“Governmental Authority” means any supranational, national, federal, state, commonwealth or local judicial, legislative, executive or regulatory authority.

“Governmental Authorizations” means all licenses, permits, certificates and other authorizations and approvals under the applicable Laws of any Governmental Authority.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or into with any Governmental Authority.

“Hazardous Substances” means any hazardous substances or any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable corrosive, reactive or otherwise hazardous substance, waste or material having any constituent elements displaying any of the foregoing characteristics including petroleum, its derivatives, byproducts and other hydrocarbons and any substance, waste or material, mold, and any physical agents such as radiofrequency or microwave radiation, ionizing radiation, lasers, and noise, that is regulated or would reasonably be expected to give rise to liability under any Environmental Law.

“Indemnified Party” has the meaning set forth in Section 8.3(a) hereof.

“Indemnifying Party” has the meaning set forth in Section 8.3(a) hereof.

“IRS” means the Internal Revenue Service of the United States of America.

“Knowledge of Pfizer” means the actual knowledge of any of the individuals listed on Schedule 1.1(c).

“Land” means the real property more particularly described on Exhibit E hereto, together with ail easements, covenants and other rights appurtenant thereto.

“Laws” shall include law, treaty, common law, statute, ordinance, rule, regulation, permit, order, code, injunction, judgment, decree or Governmental Order of any federal, state, commonwealth, foreign, local or other Governmental Authority.

“Leased Real Property” has the meaning set forth in Section 5.13(b).

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured or determined or determinable.

“Liens” means any lien, security interest, mortgage, charge or similar encumbrance,

“Loss” or “Losses” has the meaning set forth in Section 8.l(a) hereof.

“Material Adverse Effect” means an effect that is materially adverse to the business results, operations or financial condition of the Facility taken as a whole, but shall exclude any effect resulting from (i) general economic conditions, (ii) any occurrence or condition generally affecting the Pharmaceutical industry that does not disproportionately affect the Facility, (iii) acts of terrorism or war (whether or not threatened, pending or declared) and (iv) the public announcement of this Agreement or the transactions contemplated hereby.

“Material Contracts” has the meaning set forth in Section 5.12 hereof.

“Owned Real Property” has the meaning set forth in Section 5.13(a).

“Parking Lease Agreement” means the Lease Agreement between Industrial Puerto Real, Inc. and PPLLC dated as of May 9, 1994, as amended, in respect of certain parking space adjacent to the Facility.

“Permitted Encumbrances” means (i) all Liens approved in writing by Purchaser; (ii) statutory Liens arising out of operation of Law with respect to a Liability incurred in the ordinary course of business and which is not delinquent; (iii) such Liens and other imperfections of title, other than mortgages and judgment Liens, and any other Liens that secure debt, as do not or could not materially detract from the value or impair the use, operation or occupancy of the property subject thereto as currently used or operated or occupied by Sellers; (iv) Liens for Taxes not yet subject to penalties or due and payable or which are being actively contested in good faith by appropriate proceedings; or (v) mechanics’, materialmens’, carriers’, workmens’, warehousemens’, repairmens’, landords’, or other like Liens and security obligations that are not yet due or delinquent or the validity of which is being contested in good faith, and in each case are subsequently paid by Sellers.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or other entity or organization, including a governmental or political subdivision or an agency or instrumentality thereof.

“Pfizer” has the meaning set forth in the preamble hereof.

“Plan” means any pension, profit sharing, savings, retirement, health, life, disability, welfare, retiree medical, deferred compensation, incentive, severance, employment, equity-incentive, change-in-control, collective bargaining or fringe benefit plan, program, or arrangement (including any employee benefit plan (as defined in

Section 3(3) of ERISA) and any multiemployer plan (as defined in Section 3(37) of ERISA)), formal or informal, whether or not subject to ERISA, entered into, maintained or contributed to, for the benefit of any Employee, by any Seller or any Affiliate thereof or any organization that is a member of a controlled group of organizations with any of them (within the meaning of Section 414 of the Code) (an “ERISA Affiliate”) and under which any Employee participates or has any present or future right to benefits.

“Proceeding” has the meaning set forth in Section 10.11(b) hereof.

“Puerto Rico Code” means the Puerto Rico Internal Revenue Code of 1994, as amended.

“Purchased Assets” has the meaning set forth in Section 2.1 hereof, it being understood that the Purchased Assets do not include the Excluded Assets.

“Purchase Price” has the meaning set forth in Section 2.6 hereof.

“Purchaser” has the meaning set forth in the preamble hereof.

“Real Property” means the Owned Real Property and the Leased Real Property.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, injecting, depositing, disposing, discharging, dispersal, escaping, dumping or leaching into the Environment, or as otherwise defined under Environmental Laws.

“Remedial Action” means any action to clean up the Environment in response to a Release of Hazardous Substances, or otherwise to address the presence of Hazardous Substances, including, but not limited to, associated action taken to investigate, monitor, assess and evaluate the extent and severity of any such Release or presence; action taken to remediate any such Release or presence; post-remediation monitoring of any such Release or presence; and preparation of all reports, studies, analyses or other documents relating to the above.

“Required Governmental Report” means any written notice, report or other filing by Purchaser and required by Environmental Law as a result of actions taken in the ordinary course of operating the Facility; provided however, that actions taken in the ordinary course of operating the Facility shall not include any investigation undertaken voluntarily by the Purchaser or at the request of a third party that is not required by Environmental Law.

“Required Consents” has the meaning set forth in Section 5.4 hereof.

“Retained Equipment” has the meaning set forth in Section 2.3(h) hereof.

“Retained Liabilities” has the meaning set forth in Section 2.5 hereof.

“Retained Tax Liabilities” has the meaning set forth in Section 2.5(b) hereof.

“Scheduled Environmental Commitments” shall mean (i) Remedial Action to achieve the Applicable Remedial Action Standard with respect to the contamination identified on Schedule 1.1(d); and (ii) Liabilities resulting from Third Party Claims (other than for Remedial Action) arising out of the contamination identified on Schedule 1.1(d).

“Straddle Period” means any Tax period that begins before and ends after the Closing Date.

“Subsidiary” means an entity as to which Pfizer or Purchaser or any other relevant entity, as the case may be, owns directly or indirectly 50% or more of the voting power or other similar interests.

“Tax” or “Taxes” means all taxes, charges, duties, fees, levies or other assessments, including but not limited to, income, excise, property, sales, value added, profits, license, withholding (with respect to compensation or otherwise), payroll, employment, net worth, capital gains, transfer, stamp, social security, environmental, occupation and franchise taxes, imposed by any Governmental Authority, and including any interest, penalties and additions attributable thereto.

“Tax Return” means any return, report, declaration, information return, statement or other document filed or required to be filed with any Governmental Authority, in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax including any amendment thereto.

“Third Party Claim” has the meaning set forth in Section 8.4(a) hereof.

“Transaction Agreements” means this Agreement and the agreements, documents and instruments listed on Exhibit A and Exhibit B hereto.

“Transitional Services Agreement” means a document substantially in the form of Exhibit C hereto.

“Transitional Supply Agreement” means a document substantially in the form of Exhibit D hereto.

“Transfer Date” means, with respect to an Affected Employee who is an Inactive Employee, the date that the Inactive Employee first performs one day of service for Purchaser following the Closing Date, and with respect to any other Affected Employee, the date immediately following the Closing Date.

“Warehouse Lease Agreement” means the Lease Agreement between The Puerto Rico Industrial Development Company and PPLLC dated as of March 13, 2003, as amended, in respect of the lease of a warehouse for the Facility.

Section 1.2. Other Definitional Provisions. The words “hereof”, “herein”, “hereto” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b) The terms defined in the singular have a comparable meaning when used in the plural, and vice versa.

(c) The terms “dollars” and “US$” means United States dollars.

ARTICLE II

PURCHASE AND SALE

Section 2.1. Purchase and Sale of Assets of the Facility. Upon the terms and subject to the conditions set forth herein (including Sections 2.2 and 2.3), at the Closing, PPLLC shall, and Pfizer shall cause PPLLC to, sell, convey, assign and transfer to the Purchaser and the Purchaser shall purchase, acquire and accept from PPLLC, free and clear of all Liens, other than Permitted Encumbrances, all of PPLLC’s, title and interest in the following assets, properties and rights owned or held by PPLLC and its Affiliates on the Closing Date (collectively, the “Purchased Assets”):

(a) the Land and buildings comprising the Facility together with all fixtures, structures, buildings and improvements erected on the Land; the leasehold interests under the Parking Lease Agreement and the Warehouse Lease Agreement including, without limitation, any prepaid rent, security deposits and options to renew or purchase in connection therewith;

(b) the furniture, equipment, machinery, supplies, spare parts, tools and other tangible property used solely in connection with the Facility, other than the Retained Equipment, including the items set forth on Schedule 2.1(b) (the “Equipment”), and leases relating to such Equipment so leased by each Company;

(c) all rights under the contracts, licenses, agreements and commitments solely related to the Facility including those set forth on Schedule 2.1(c), to the extent that they are assignable or consent to assignment has been obtained (the “Assumed Contracts”);

(d)transferable Governmental Authorizations, including Environmental Permits, owned, utilized or licensed (subject to the terms of such licenses) by PPLLC that are required in the operation of the Facility as it is currently operated;

(e) all rights of PPLLC under or pursuant to all warranties, representations and guarantees made by suppliers, manufacturers and contractors to the extent affecting the Purchased Assets;

(f) all vendor lists to the extent solely relating to the Facility, and all files and documents (including credit information) to the extent solely relating to vendors of the Facility, and other business and financial records, files, books and documents, including without limitation training records, permit applications, equipment maintenance records, records concerning materials used, and compliance audits (whether in hard copy or computer format) to the extent solely relating to the Facility.

(g) (i) the databases and software programs, source codes and user manuals owned, used, leased by or licensed to PPLLC, and used solely at the Facility; and (ii) the computer hardware used solely at the Facility;

(h) the goodwill, if any, of the Facility; and

(i) all other assets used solely in connection with the Facility and located at the Facility.

Section 2.2. Consents. (a) Except for the Parking Lease Agreement and the Warehouse Lease Agreement, there shall be excluded from the Purchased Assets any contract, agreement, Permit, lease, license, commitment or right that is not assignable or transferable without the consent of any Person, other than Sellers, any Pfizer Subsidiary, Galen, Purchaser or any Galen Subsidiary, to the extent that such consent shall not have been given prior to the Closing; provided however, that each of the Sellers, Galen and Purchaser shall have the continuing obligation after the Closing to use its commercially reasonable efforts (but without any payment of money by Sellers, Galen, Purchaser or any of their respective Subsidiaries) to obtain all necessary consents to the assignment thereof (the “Delayed Consents”) and, upon obtaining the Delayed Consents thereto, such contracts, agreements, Permit, leases, licenses, commitments or rights, if otherwise includable in the Purchased Assets, shall be transferred and assigned to Purchaser hereunder.

(b) With respect to any contract, agreement, Permit, lease, license, commitment or right that would otherwise be included in the Purchased Assets but for Section 2.2(a), after the Closing and until any Delayed Consent is obtained and the foregoing transferred and assigned to Purchaser, the parties shall cooperate with each other, upon written request, to obtain for Purchaser a mutually agreeable arrangement designed to provide for Purchaser the benefits thereof in some other manner. Sellers will promptly pay to Purchaser when received all monies received by Sellers under any Purchased Asset or any claim or right or benefit arising thereunder, except to the extent the same represents and Excluded Asset.

(c) Purchaser agrees that no representation, warranty or covenant of Sellers contained herein shall be breached or deemed breached and no condition of Purchaser shall be deemed not to be satisfied as a result of the failure to obtain any Required Consent, provided that Sellers comply with the terms of Section 2.2(b),.

Section 2.3. Excluded Assets. Notwithstanding any other provision in this Agreement, the Sellers or any Affiliate thereof shall retain, with respect to any Seller or the Facility, the following (the “Excluded Assets”):

(a) Cash Equivalents;

(b) all intercompany receivables, contracts, agreements and arrangements;

(c) all Tax losses, Tax loss carry forwards and rights to receive refunds, credits and credit carry forwards with respect to any and all Taxes, to the extent attributable to a taxable period (or portion thereof) ending on or prior to the Closing Date including, without limitation, interest thereon, whether or not the foregoing is derived from the operation of the Facility;

(d) the corporate books and records of PPLLC or Pfizer;

(e) all current and prior insurance policies and all rights of any nature with respect thereto, including all insurance recoveries thereunder and rights to assert claims with respect to any such insurance recoveries;

(f) the “Pfizer,” “Warner-Lambert,” “Parke-Davis,” “Searle,” and “Pharmacia” names and logos, provided that for the avoidance of doubt, Purchaser shall be permitted to use the name “Warner Chilcott” and any logos related thereto;

(g) the assets of any Plan;

(h) the equipment listed on Schedule 2.3 and all spare parts for such equipment (the “Retained Equipment”); and

(i) all assets not expressly included in the Purchased Assets, whether or not used in the operation of the Facility.

Section 2.4. Assumption of Certain Liabilities. Upon the terms and subject to the conditions of this Agreement, Purchaser agrees, effective at the Closing, to assume the following Liabilities (collectively, the “Assumed Liabilities”):

(a) all lawsuits commenced and claims made after the Closing (including claims of patent or other intellectual property infringement) to the extent resulting from the operation of the Facility or the ownership of the Purchased Assets after the Closing;

(b) all Liabilities resulting from a claim by a third party for money or other compensation (beyond the cost of a particular product) in respect of injury allegedly due and owing as a result of the operation of the Facility after the Closing, including, without limitation, warranty obligations and irrespective of the legal theory asserted;

(c) all Liabilities arising after the Closing relating to the operation of the Facility or ownership of the Purchased Assets after the Closing under any contracts, agreements, leases, licenses or commitments that are assigned to Purchaser pursuant to Section 2.1 or 2.2 at or subsequent to the Closing;

(d) all Liabilities to suppliers for materials and services relating to the operation of the Facility ordered in the ordinary course of business prior to the Closing, but scheduled to be delivered or provided thereafter;

(e) all Liabilities with respect to Affected Employees arising on or after the applicable Transfer Date with respect to periods on or after the applicable Transfer Date;

(f) all Environmental Liabilities relating to the ownership or operation of the Purchased Assets and the Facility, arising on or after the Closing with respect to periods of ownership or operation by Purchaser on or after the Closing, other than the Excluded Environmental Liabilities; and

(g) except as provided in Section 2.5, all other Liabilities arising after the Closing relating to the ownership or operation of the Purchased Assets and the Facility on or after the Closing.

Section 2.5. Retained Liabilities. Notwithstanding any other provision in this Agreement, the Sellers or any Affiliate thereof shall retain and be responsible for any Liabilities that are not Assumed Liabilities including, without limitation, the following (the “Retained Liabilities”):

(a) the Excluded Environmental Liabilities;

(b) all Liabilities for Taxes of Sellers or taxes related to, imposed on, or arising from the Facility or the Purchased Assets for any taxable period (or portion thereof) on or prior to the Closing, except for real and personal property Taxes for the calendar year of the Closing attributable to the portion of the year during which the respective real or personal property of the Facility is owned by Purchaser, its Affiliates or any transferee of Purchaser or its Affiliates (the “Retained Tax Liabilities”) provided that in the case of any real or personal property Tax for any Straddle Period, (A) the amount of such Tax attributable to the portion of such Straddle Period ending on or prior to the Closing Date shall be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in such Straddle Period prior to and including the Closing Date and the denominator of which is the total number of days in the entire Straddle Period and (B) the amount of such Tax attributable to the portion of such Straddle Period beginning after the Closing Date shall be the amount of such Tax for the entire Straddle Period minus the amount of such Tax determined under clause (A) of this proviso and that in the case of all other Taxes, such Taxes shall be apportioned on the basis of an interim closing of the books at the end of the Closing Date;

(c) all Liabilities resulting from a claim by a third party for money or other compensation (beyond the cost of a particular product) in respect of injury allegedly due and owing as a result of the operation of the Facility prior to the Closing, including, without limitation, warranty obligations and irrespective of the legal theory asserted;

(d) all Liabilities resulting from all lawsuits pending as of the Closing solely to the extent resulting from the operation of the Facility prior to the Closing, including the pending lawsuits listed on Schedule 5.9;

(e) (i) all Liabilities with respect to Affected Employees relating to the period prior to the applicable Transfer Date, (ii) all Liabilities with respect to Employees who do not become Affected Employees relating to the period on, prior to or after the Closing, and (iii) all Liabilities with respect to present or former employees, officers, consultants or independent contractors of any of the Sellers or their Affiliates who are not

Employees, relating to the period on, prior to or after the Closing, in the case of each of Clauses (i), (ii), and (iii) including any obligations to pay severance (except as may otherwise be provided in Section 7.5(a)) to the extent arising as a result of the sale of the Facility and other Purchased Assets to Purchaser pursuant to this Agreement or as a result of any Affected Employee’s transfer of employment to Purchaser as contemplated by this Agreement;

(f) all Liabilities in respect of the Plans or any other compensation, incentive or benefit plans, policies or arrangements entered into, contributed to or maintained by Sellers or any of their Affiliates, including those deriving directly or indirectly from sponsoring or participating in the Plans, whether arising on, prior to or after the Closing;

(g) all other Liabilities of the Facility that relate to or arise from the ownership or operation of the Facility prior to Closing except to the extent that such Liabilities are assumed by Purchaser pursuant to Section 2.4; and

(h) Liabilities relating to the Excluded Assets.

Section 2.6. Purchase Price. In consideration of the sale and transfer of the Purchased Assets, Purchaser shall pay to Pfizer, as agent for the Sellers, the amount of Four Million Dollars (US$4,000,000) (the “Purchase Price”), in immediately available funds, by wire transfer in accordance with written instructions given by Pfizer to Purchaser not less than two (2) Business Days prior to the Closing, which consideration shall be allocated as provided in Section 2.7.

Section 2.7. Allocation of the Purchase Price. The parties shall negotiate in good faith and agree prior to Closing on the allocation of the Purchase Price among the Purchased Assets all as set forth in Schedule 2.7 (the “Allocation”). The Sellers, on the one hand, and Purchaser, on the other, shall (i) be bound by the Allocation for purposes of determining any Taxes, (ii) prepare and file, and cause its Affiliates to prepare and file, its Tax Returns, including, without limitation, Internal Revenue Service Form 8594, on a basis consistent with the Allocation, and (iii) take no position, and cause its Affiliates to take no position, inconsistent with the Allocation on any applicable Tax Return or in any proceeding before any taxing authority or otherwise. Any post-Closing adjustments, if any, to the Purchase Price shall be allocated to each Purchased Asset to which the adjustment relates, and the Purchase Price allocation to such Purchased Asset shall be correspondingly increased or decreased.

Section 2.8. Risk of Loss. Until the Closing, any loss of or damage to the Purchased Assets from fire, casualty or any other occurrence shall be the sole responsibility of Pfizer or its Affiliates, as the case may be. At the Closing, title to the Purchased Assets shall be transferred to Purchaser, and Purchaser shall thereafter bear all risks of loss associated with the Purchased Assets.

Section 2.9. Joint Purchasing Arrangements. In the case of existing purchasing agreements that prior to the Closing are associated with the Facility on the one hand, and Sellers’ other businesses and assets other than those constituting part of the Purchased

Assets on the other hand, other than intercompany agreements, with volume discounts, subject to applicable Law, the parties agree to use their respective reasonable best efforts so that, to the extent permitted under the terms of such existing agreements, after the Closing, each of Purchaser on the one hand and Sellers on the other hand shall continue to be able to make purchases and obtain the benefits of the volume discounts. In the case of any such contracts, subject to applicable Law, the parties will cooperate reasonably in seeking modifications to such contracts or alternative or substitute arrangements so that, to the extent practicable after the Closing, each of Purchaser on the one hand and Sellers on the other hand shall continue to be able to make purchases and obtain the benefits of the volume discounts. Notwithstanding the foregoing, but subject to the terms of any existing contracts, none of Purchaser, Sellers or their respective Subsidiaries shall be required to commit to any additional purchases or other obligations, make any payments or waive any rights in order to effect the foregoing. Each party hereby agrees to indemnify and hold harmless the other party, and if applicable, the other party’s Subsidiaries, with respect to any losses or claims arising from such first party’s or such first party’s Subsidiaries’, own purchases, commitments or other obligations under any such contracts.

ARTICLE III

CLOSING

Section 3.1. Closing. (a) The Closing shall take place at the offices of Pfizer, 235 E. 42nd Street, New York, New York, at 10:00 A.M., New York time, on May 28, 2004, provided that the conditions precedent specified in Article IV (other than the conditions to be satisfied on the Closing Date, but subject to the waiver or satisfaction of such conditions) have been satisfied or waived on or prior to such date, or at such other time and place as the parties hereto may mutually agree; provided however, that without the agreement of Sellers and Purchaser, the Closing shall not occur later than the date specified in Section 9.1(b) of this Agreement. The date on which the Closing occurs is called the “Closing Date.” The Closing shall be deemed to occur and be effective as of 11:59 P.M., New York City time, on the Closing Date.

(b) At the Closing, the Sellers shall deliver or cause to be delivered to Purchaser the instruments and documents set forth in Exhibit A hereto, in each case, in a form reasonably acceptable to Purchaser.

(c) At the Closing, Purchaser shall deliver to Pfizer as agent for the Sellers, the following: (i) the Purchase Price by wire transfer in immediately available funds to one or more accounts specified in writing by Pfizer at least two (2) Business Days prior to the Closing Date and (ii) the instruments and documents set forth in Exhibit B hereto, in each case, in a form reasonably acceptable to Pfizer.

ARTICLE IV

CONDITIONS TO CLOSING

Section 4.1. Conditions to the Obligations of Purchaser and the Sellers. The respective obligations of each of the parties to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions precedent:

(a) There shall not be in effect any Law or Governmental Order that makes illegal or enjoins, prevents or modifies in any respect the consummation of the transactions contemplated by this Agreement;

(b) There shall not have been commenced and be continuing, or threatened in writing, any action or proceeding by any Governmental Authority which seeks to prevent or enjoin in any respect the transactions contemplated by this Agreement; and

(c) Any approval or action of any Governmental Authority that is necessary to lawfully consummate the transactions contemplated hereby shall have been obtained or taken, and any investigation opened or otherwise commenced by such Governmental Authority shall have been closed.

Section 4.2. Conditions to the Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions precedent:

(a) (i) Each Seller shall have performed in all material respects its agreements and obligations contained in this Agreement required to be performed by it at or before the Closing, and (ii) the representations and warranties of the Sellers contained herein (A) that are qualified by materiality or Material Adverse Effect shall be true and correct as of the Closing as if made as of such date, and (B) that are not qualified by materiality or Material Adverse Effect shall be true and correct in all material respects at and as of the Closing as if made at and as of such time. Purchaser shall have received a certificate of each Seller, dated as of the Closing Date and signed by an officer of such Seller, certifying as to the fulfillment of the foregoing;

(b) The Sellers shall have made or caused to be made delivery to the Purchaser of the items required by Section 3.1(b); and

(c) Purchaser shall have received from one or more title companies recognized in Puerto Rico, selected by Purchaser, and reasonably acceptable to Sellers (“Purchaser’s Title Company”) standard 1992 ALTA Form B owner’s (with respect to the Owned Real Property) title insurance policies obtained at Purchaser’s expense. Each such policy shall: (i) be dated as of the Closing Date, (ii) be accompanied by copies of all documents referenced as exceptions to title, (iii) insure good, valid and marketable fee simple title to the Owned Real Property in Purchaser subject only to Permitted Encumbrances, and (iv) contain 3.0 zoning. Sellers agree to execute such reasonable affidavits and other documents, consistent with local practice, as are necessary to induce Purchaser’s title company to issue the policies, endorsements and affirmative coverages in the manner set forth above. Sellers shall cause all Permitted Encumbrances and exceptions to title of a definite and ascertainable amount to be satisfied prior to the Closing, except as would not have a Material Adverse Effect.

Section 4.3. Conditions to the Obligations of the Sellers. The obligation of the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction of the following conditions precedent:

(a) (i) Purchaser shall have performed in all material respects its agreements and obligations contained in this Agreement required to be performed by it at or before the Closing, and (ii) the representations and warranties of Purchaser contained herein (A) that are qualified by materiality or Material Adverse Effect shall be true and correct as of the Closing as if made as of such date, and (B) that are not qualified by materiality or Material Adverse Effect shall be true and correct in all material respects at and as of the Closing as if made at and as of such time. Pfizer shall have received a certificate of Purchaser, dated as of the Closing Date and signed by an officer of Purchaser, certifying as to the fulfillment of the foregoing; and

(b) Purchaser shall have made or caused to be made delivery to Pfizer of the items required by Section 3.1(c).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each Seller hereby represents and warrants to Galen and Purchaser as follows:

Section 5.1. Organization. Pfizer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. PPLLC is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.

Section 5.2. Authority: Binding Effect. Each Seller has all requisite corporate power and authority to carry on its business as it is now being conducted and to execute, deliver and perform each Transaction Agreement to which it is a party. The execution, delivery and performance by each Seller of each Transaction Agreement to which it is a party have been or will have been at the Closing duly authorized by all requisite corporate action on the part of such Seller.

(b) This Agreement constitutes and, when executed and delivered in accordance with its terms, each other Transaction Agreement will constitute, a valid and binding obligation of each Seller party thereto, enforceable against each such Seller in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law).

Section 5.3. Non-Contravention. The execution, delivery and performance by each Seller of each Transaction Agreement to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not (i) violate any provision of the certificate of incorporation, bylaws or other comparable organizational documents of any Seller; (ii) subject to obtaining the consents or other actions referred to in Schedule 5.4, result in a breach of, or default under (whether after the giving of notice or the lapse of time or both), or right to accelerate with respect to, or result in the termination of any contract, commitment or other obligation to which any Seller or any of its Affiliates is a party or is subject relating to a Purchased Asset, or result in the creation of any Lien on any Purchased Asset; or (iii) assuming compliance with the matters set forth in Sections 5.4 and 6.4, violate any Law to which any Seller is subject with respect to the Facility, except, with respect to clauses (ii) and (iii) above, for any breaches, defaults, terminations or Liens as would not, reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.4. Required Consents. Schedule 5.4(a) sets forth each agreement, contract or other instrument binding upon Sellers, other than any agreement relating to a Plan, or any Permit (a) requiring a consent or other action by any Person or (b) pursuant to which obligations would be accelerated or rights would be terminated, as a result of the execution, delivery and performance of this Agreement (the “Required Consents”).

Section 5.5. Licenses and Permits. Schedule 5.5 correctly describes each material license, permit, certificate, approval or other similar Governmental Authority authorization required to operate the Facility (the “Permits”) together with the name of the Governmental Authority issuing such Permit. Except as set forth on Schedule 5.5, to the Knowledge of Pfizer, (i) the Permits are valid and in full force and effect, and (ii) Seller is not in default, and no condition exists that with notice or lapse of time or both would constitute a default, under the Permits.

Section 5.6. Governmental Authorization. Other than as set forth in Schedule 5.6, the execution, delivery and performance by each Seller of each Transaction Agreement to which it is a party do not require any consent or approval of any Governmental Authority, except for such consents or approvals, the failure of which to obtain, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.7. Financial Information. The Financial Statements have been prepared in accordance with each Seller’s books and records and present fairly in all material respects, the information purported to be presented therein.

Section 5.8. Conduct of Business. Since July 1,2003, except to the extent set forth in Schedule 5.8, the operations of the Facility have been conducted in the normal course consistent with past practices and there has not been:

(a) any event, occurrence, development or state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

(b) any creation or other incurrence of any Lien on any Purchased Asset other than Permitted Encumbrances;

(c) any damage, destruction or other casualty loss (whether or not covered by insurance) affecting the Facility or any Purchased Asset which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

(d) any transaction or commitment made, or any contract or agreement entered into, by Sellers relating to the Facility or any other Purchased Asset (including the acquisition or disposition of any assets) or any relinquishment by Sellers of any contract or other right, in either case, material to the Facility or operation of the Facility, other than (i) transactions and commitments in the ordinary course of business consistent with past practices and (ii) those contemplated by this Agreement;

(e) any (i) employment, deferred compensation, severance, retirement or other similar agreement entered into with any Employee (or any amendment to any such existing agreement), (ii) grant of any severance or termination pay to any Employee, (iii) change in compensation or other benefits payable to any Employee whether pursuant to any severance or retirement plans or policies thereof or otherwise, (iv) establishment, adoption, entrance into or termination of any Plan, (v) grant of any loans or advances of money or other property to any Employee, or (vi) the grant of any equity or equity-incentive award to any Employee, other than in the case of each of Clauses (i) through (vi) in the ordinary course of business consistent with past practice;

(f) any labor dispute, other than routine individual grievances, or any activity or proceeding by a labor union or representative thereof to organize any employees of the Facility, which employees were not subject to a collective bargaining agreement on July 1, 2003, or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to employees of the Facility; or

(g) any capital expenditure, or commitment for a capital expenditure, for additions or improvements to property, plant and equipment, other than any capital expenditures or commitments which have been budgeted.

Section 5.9. No Litigation. Except as set forth on Schedule 5.9, as of the date hereof, no litigation, preliminary or permanent injunction, cease or desist order, investigation or proceeding by or before any court or Governmental Authority or arbitrator is pending against or threatened in writing or, to the Knowledge of Pfizer, threatened orally against any of the Sellers, concerning the Facility, its operations or employees, in each case which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) There are no outstanding orders, injunctions or decrees of any Governmental Authority that apply to any of the Purchased Assets (or will apply to Purchaser after the

Closing) that restrict the ownership, disposition or use of the Purchased Assets, which restriction or restrictions have had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.10. Compliance with Laws. Except with respect to Environmental Laws (which are the subject of Section 5.11), and except as to matters otherwise set forth in this Agreement or set forth in Schedule 5.10:

(a) To the Knowledge of Pfizer, PPLLC is in compliance in all respects with all Laws applicable to the ownership or operation of the Purchased Assets and the Facility, except to the extent that the failure to comply therewith has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and

(b) PPLLC possesses all Governmental Authorizations necessary for the operation of the Facility as it is currently conducted, except where the failure to possess any such Governmental Authorization would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.11. Environmental Matters. Except asset forth in Schedule 5.11:

(a) to the Knowledge of Pfizer, the Purchased Assets are in compliance with all Environmental Laws or Environmental Permits and PPLLC has not undertaken with respect to any of the Purchased Assets, nor has any Seller received notice that any of the Purchased Assets is subject to, any Remedial Action or enforcement action under any Environmental Law and/or Environmental Permit, except for such non-compliance, Remedial Actions or enforcement actions that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b) the Facility has obtained and possesses all Environmental Permits required to operate the Purchased Assets as they are currently operated, and since January 1, 2003, have been operated, except where any failure to so obtain would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(c) no written claims, demands or actions have been made or, to the Knowledge of Pfizer threatened that would reasonably be expected to result in material Environmental Liability arising from or as a result of (i) exposures to Hazardous Substances at or from any of the Purchased Assets; (ii) Releases of Hazardous Substances at or from any of the Purchased Assets; (iii) generation, transportation, treatment, storage, migration or disposal of Hazardous Substances at or from any of the Purchased Assets; or (iv) non-compliance with any Environmental Laws or Environmental Permits at the Purchased Assets, except, in the case of (i), (ii), (iii) or (iv) above, for such matters that were fully and finally resolved prior to July 1, 2000;

(d) to the Knowledge of Pfizer: (i) no Release of any Hazardous Substances by or on behalf of the Sellers has occurred at the Purchased Assets, and (ii) there is and has been no other Release or presence of Hazardous Substances at or affecting the Purchased Assets, which in either (i) or (ii) would reasonably be expected to give rise to any Liability under any applicable Environmental Law that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect; and

(e) other than as set forth in the reports of assessments, audits, investigations, studies, and other similar reviews set forth on Schedule 5.11(e), and without limiting the generality of the foregoing, to the Knowledge of Pfizer, none of the Purchased Assets contains: (i) any waste dump, landfill, lagoon for holding or storing process waters or wastes, septic tank, or injection well for waste disposal; (ii) any underground storage tank; (iii) asbestos or asbestos-containing building materials, at levels subject to regulation under any applicable Environmental Laws; (iv) polychlorinated biphenyls, in equipment or otherwise, at levels subject to regulation under any applicable Environmental Laws; (v) lead-based paint; or (vi) mold of the type and in quantities that could reasonably be expected to be harmful to human health or safety, and

(f) to the Knowledge of Pfizer, Sellers have provided to Purchaser true and complete copies of all material reports of assessments, audits, investigations, studies, and other similar reviews relating to conditions at or arising out of any of the Purchased Assets with respect to any Environmental Laws, which reports have been prepared based on assessments, audits, investigations, studies, and other similar reviews conducted subsequent to July 1, 2000.

Section 5.12. Material Contracts. Except for intercompany agreements, agreements entered into after the date hereof in accordance with Section 7.2 or as set forth on Schedule 5.12 (the “Material Contracts”), with respect to the Facility, PPLLC is not a party to or bound by:

(i) any contract, agreement or other arrangement for the purchase of materials, supplies, goods, services, equipment or other assets or other personal property with any supplier or for the furnishing of services to the Facility, in each case, extending beyond one year from the date hereof or the terms of which provide for financial commitments in excess of US$50,000;

(ii) any contract, agreement or other arrangement for the furnishing of services by the Facility, in each case, with firm commitments in excess of three years from the date hereof; or

(iii) any lease, sublease or other agreement granting rights of occupancy or use of real property, in each case, the terms of which provide for annual rentals in excess of US$20,000.

(b) Except as disclosed in Schedule 5.12. (i) each Material Contract is valid and binding on PPLLC and, to the Knowledge of Pfizer, the other party thereto, and is in full force and effect and (ii) PPLLC is not, or to the Knowledge of Pfizer, no other party thereto is, in breach of, or in default under, any Material Contract, in any material respect.

Section 5.13. Real Property. (a) Schedule 5.13(a) sets forth a complete list of all real property and interests in real property owned by the Sellers and used or held for use in connection with the operation and use of the Facility as it is currently operated and used (such real property and interests in real property, including the Facility, the “Owned Real Property”). The Sellers have furnished or made available to the Purchaser or its representatives true and complete copies of deeds of conveyance reflecting PPLLC’s title to the Owned Real Property.

(b) Schedule 5.13(b) sets forth a true and complete list of each agreement (together with any modifications or amendments thereto, a “Lease”), pursuant to which the Sellers lease, sublease, license or otherwise occupy (whether as landlord, sublandlord, tenant, subtenant or other occupancy arrangement) any real property or interest in real property that is used or held for use in connection with the operation and use of the Facility as it is currently operated and used (the “Leased Real Property”). Except as set forth on Schedule 5.13(b), the Sellers have furnished or made available to the Purchaser or its representatives true and complete copies of each Lease. Schedule 5.13(b) specifies (a) the use made of each Leased Real Property, (b) the street address of each Leased Property, (c) the parties to each Lease and (d) the annual rent payable under each Lease. Except as set forth on Schedule 5.13(b), (i) each Lease may be assigned by the applicable Seller to Purchaser without the consent or approval of any third party and (ii) no Seller has assigned, sublet, transferred or encumbered its leasehold interest.

(c) Except as set forth on Schedule 5.13(c), (i) PPLLC is (and immediately after the Closing, Purchaser shall be) the sole owner of good, valid, marketable and indefeasible fee simple title to the Owned Real Property, including without limitation, all buildings, structures, fixtures and improvements located thereon in each case free and clear of any Liens other than Permitted Encumbrances and (ii) PPLLC has (and immediately after the Closing, Purchaser shall have) good and valid title to the leasehold estate in the Leased Real Property, free and clear of any Liens other than Permitted Encumbrances.

(d) There are no special assessment, condemnation, eminent domain or similar proceeding existing or pending, or, to the Knowledge of Pfizer threatened orally or in writing, relating to any Owned Real Property or any portion thereof, except as would not have a Material Adverse Effect.

(e) All Leases are in full force and effect and are valid, binding and enforceable in accordance with their respective terms or against the parties thereto and, to the Knowledge of Pfizer, there does not exist under any such Lease any breach by PPLLC, or any condition or event which, with notice or lapse of time or both, would constitute a default or breach or lead to a right by the lessor to terminate the Lease. None of the structures on the Owned Real Property encroaches upon real property of another Person, and no structure of any other Person substantially encroaches upon any Owned Real Property.

(f) Except as set forth on Schedule 5.13(f), to the Knowledge of Pfizer, none of the Owned Real Property (or the current operation or use thereof) violates in any material respect any Laws applicable to such Owned Real Property. To the Knowledge of Pfizer, no default or breach exists under any of the covenants, restrictions, conditions, rights of way or easements, if any, affecting all or any portion of the Owned Real Property which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

(g) No Person has any existing or future right to occupy space at the Owned Real Property pursuant to any lease, license, agreement or contract. None of the Sellers is obligated under or bound by any option, right of first refusal, purchase contract or other contractual right to acquire, sell or dispose of all or any portion of the Owned Real Property.

Section 5.14. Employee Benefits. Set forth on Schedule 7.5(a) is a list of each material Plan in effect as of the date of this Agreement.

(b) As applicable with respect to each material Plan, Pfizer has made or will make available to Purchaser, true and complete copies of (i) each such Plan, including all amendments and trust agreements thereto, (ii) the current summary plan description and each summary of material modifications thereto, (iii) if applicable, the most recent IRS and/or Puerto Rico Department of Treasury determination letter relating thereto, and, if applicable, the three most recent years’ (A) actuary’s reports and (B) Form 5500s and related schedules.

(c) Each material Plan has been maintained, operated and administered in compliance in all material respects with its terms and the applicable provisions of ERISA, the Puerto Rico Code, the Code and other applicable Law except where such noncompliance would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) To the Knowledge of Pfizer, with respect to any material Plans which are “group health plans” under Section 607(1) of ERISA, there has been timely compliance in all material respects with all requirements imposed thereunder, and under Parts 6 and 7 of Title I of ERISA generally, so that Pfizer and any Affiliate do not reasonably expect to incur any loss, assessment, tax penalty, or other sanction with respect to any such Plan. Neither Sellers nor any other “party in interest” (within the meaning of Section 3(14) of ERISA) has taken any action with respect to the material Plans which would reasonably be expected to subject any such Plan (or its related trust) or any officer, director or employee of Sellers to any material penalty under Section 502(i) of ERISA. In addition, to the Knowledge of Pfizer, Sellers have timely done all filings required by ERISA, the Code and the Puerto Rico Code as to each material Plan, and all notices or disclosures to participants required by ERISA have been timely provided.

Sections 5.15. Taxes. There are no material Liens for Taxes upon any of the Purchased Assets, except for Liens for Taxes not yet due and payable or being contested in good faith. The Sellers have filed all material Tax Returns required to be filed with respect to the Purchased Assets and the Facility and all such Tax Returns are true, complete and correct. The Sellers have paid all material Taxes shown to be due on such Tax Returns with respect to the Purchased Assets and the Facility. The Sellers have withheld and paid when due (or set aside in accounts for such purpose) all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, independent contractor, foreign payee or other third party.

Section 5.16. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Sellers.

Section 5.17. Sufficiency of and Title to the Purchased Assets. (a) Except as set forth on Schedule 5.17, PPLLC owns, leases or has the legal right to use all of the Purchased Assets (other than Real Property, which is the subject of Section 5.13). Except as disclosed on Schedule 5.17, PPLLC has good title to (or in the case of leased Purchased Assets, valid leasehold interests in) all of the Purchased Assets (other than Real Property, which is the subject of Section 5.13), free and clear of any Liens except for Permitted Encumbrances.

(b) The assets, properties and rights included in (i) the Purchased Assets, without giving effect to insurance, cash and Plans which are not being transferred to Purchaser pursuant to this Agreement, and (ii) those assets used by the Facility that are to be retained by PPLLC, Pfizer or any of their Affiliates, but made available to Purchaser pursuant to the Transitional Services Agreement, collectively constitute all the properties, assets and rights sufficient to operate the Facility in all material respects as conducted as of the date of this Agreement.

Section 5.18. Employees. (a) Schedule 5.18(a) sets forth a true and complete list, as of the date hereof, of (i) the titles, annual salaries and other compensation of the Employees whose annual base salary exceeds $100,000, (ii) the, titles, annual salaries and date of hire of all Employees and (iii) the wage rates for non-salaried Employees (by classification). Sellers will update Schedule 5.18(a) at or prior to Closing and will, at such time, include the names of the Employees listed on such schedules. Schedule 5.18(b) sets forth a true and complete list of the number of all Employees who would be Inactive Employees as of the date hereof, the nature of such Inactive Employee’s absence and such Inactive Employee’s anticipated date of return to employment. Pfizer will provide updated Schedules 5.18(a) and 5.18(b) as of the Closing Date.

(b) No Seller is a party to any collective bargaining agreement which covers or applies to any Employee. None of Sellers nor any of their Subsidiaries is involved in, or to the Knowledge of Pfizer, threatened with any labor dispute, work stoppage, labor strike, slowdown or grievance relating to the Facility. To the Knowledge of Pfizer, there is no organizing effort or representation question at issue with respect to any Employee. Except as set forth on Schedule 5.18(c), to the Knowledge of Pfizer, there has been no charge of discrimination or unjustified dismissal or claim for compensation under the applicable wage and hour statutes filed against Sellers in relation to the Facility with the Equal Employment Opportunity Commission, Puerto Rico’s Anti-discrimination Unit or Fair Labor Standards Board or any other Governmental or Regulatory Authority.

Section 5.19. Disclaimer. Purchaser and its representatives and agents have had and have exercised, prior to the date hereof, the right to make all inspections and investigations of the Facility and the Purchased Assets deemed necessary or desirable by Purchaser. Purchaser is purchasing the Purchased Assets based solely on the results of its inspections and investigations and on the representations and warranties of Pfizer expressly set forth in this Agreement and the Ancillary Agreements. In light of these inspections and investigations and the representations and warranties made to Purchaser by Pfizer in Article V, Purchaser is relinquishing any right to any claim based on any representations and warranties, other than those specifically included in Article V and claims based on fraud or willful misconduct. Any claims Purchaser may have for breach of representation or warranty shall be based solely on the representations and warranties of Pfizer set forth in Article V. All warranties of habitability, merchantability and fitness for any particular purpose, and all other warranties arising under the Uniform Commercial Code (or similar foreign Laws), are hereby waived by Purchaser. Purchaser further represents that neither Pfizer nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Facility, any of the Purchased Assets or the Assumed Liabilities not expressly set forth in this Agreement, and neither Pfizer nor any other Person will have or be subject to any Liability to Purchaser or any other Person resulting from the distribution to Purchaser or its representatives or agents (except to the extent such actions involved fraud or willful misconduct), or Purchaser’s use of, any such information or any other documents or information provided to Purchaser or its representatives or agents in connection with the sale of the Facility.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER AND GALEN

Purchaser and Galen represent and warrant to Sellers as follows:

Section 6.1. Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation. Galen is a corporation duly organized, validly existing and in good standing under the Laws of Northern Ireland.

Section 6.2. Authority; Binding Effect. (a) Each of Purchaser and Galen has all requisite corporate power and authority to carry on its business as it is now being conducted and to execute, deliver and perform each Transaction Agreement to which it is a party. The execution, delivery and performance by each of Purchaser and Galen of each Transaction Agreement to which it is a party have been duly authorized by all requisite corporate action on the part of Purchaser or Galen.

(b) This Agreement constitutes and, when executed and delivered in accordance with its terms, each other Transaction Agreement to which each of Purchaser and Galen is a party will constitute, a valid and legally binding obligation of Purchaser or Galen, enforceable against Purchaser or Galen in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or law).

Section 6.3. Non-Contravention. The execution, delivery and performance by each of Purchaser and Galen of each Transaction Agreement to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not (i) violate any provision of the certificate of incorporation, bylaws or other organizational documents of Purchaser or Galen; (ii) result in a breach of, or default under, or right to accelerate with respect to, any term or provision of any contract, commitment or other obligation to which Purchaser, Galen or any of their Affiliates is a party or is subject; or (iii) assuming compliance with the matters set forth in Sections 5.4 and 6.4, conflict with, violate or result in a breach of or constitute a default under any Law or other restriction of any Governmental Authority to which Purchaser or Galen is subject.

Section 6.4. Governmental Authorization. Except as set forth in Schedule 6.4, the execution, delivery and performance by each of Purchaser and Galen of each Transaction Agreement to which it is a party do not require any consent or approval of any Governmental Authority.

Section 6.5. Financial Capability. Purchaser has and Galen shall cause Purchaser to have funds sufficient for the Purchase Price to be paid by it under the terms of this Agreement.

Section 6.6. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.

ARTICLE VII

COVENANTS

Section 7.1. Information and Documents; Confidentiality. (a) From the date hereof until the Closing Date, upon reasonable advance notice, PPLLC shall permit Purchaser and its representatives to have access, during regular business hours, to the facilities, assets, employees, books and records of each of Pfizer and PPLLC relating to the Purchased Assets, and shall furnish, or cause to be furnished, to Purchaser such financial, tax and operating data and other available information with respect to the Purchased Assets as Purchaser and its representatives shall from time to time reasonably request; provided that no such access shall unreasonably interfere with Pfizer or PPLLC’s operation of its businesses, including, without limitation, the Facility.

(b) All information received by Purchaser and given by or on behalf of the Sellers in connection with this Agreement and the transactions contemplated hereby will be held by Purchaser, its Affiliates and their respective employees, officers, directors, agents, representatives and advisors as “Evaluation Material”, as defined in, and pursuant to the terms of, the Confidentiality Agreement.

Section 7.2. Conduct of Business. From the date hereof until the Closing Date, except as otherwise specifically contemplated by this Agreement or as Galen or Purchaser shall otherwise consent in writing, each Seller agrees that it will operate the Facility in the ordinary and usual course consistent with past practice, and use its commercially reasonable efforts to preserve intact the Facility and related relationships with customers, suppliers and other third parties and keep available the services of the present employees. From the date hereof until the Closing Date, except as otherwise specifically contemplated by this Agreement or as Galen or Purchaser shall otherwise consent in writing, PPLLC shall, and Pfizer shall cause PPLLC to, with respect to the Purchased Assets:

(a) not incur, create or assume any Lien with respect to any Purchased Asset other than Permitted Encumbrances;

(b) not acquire any assets or lease or license any Purchased Asset outside of the ordinary course of business consistent with past practice or dispose of any Purchased Assets;

(c) not enter into, amend any material term of, or waive any material right under, any Material Contract;

(d) not make or change any tax election with respect to any Purchased Asset;

(e) not (i) enter into any employment, deferred compensation, severance, retirement or other similar agreement with any Employee (or amend any such existing agreement), (ii) grant any severance or termination pay to any Employee, or (iii) change the compensation or other benefits payable to any Employee whether pursuant to any severance or retirement plans or policies thereof or otherwise, other than in the case of each of clauses (i) through (iii) in the ordinary course of business consistent with past practice, in which case Sellers shall use commercially reasonable efforts to provide Purchaser with reasonable notice prior to the Closing Date;

(f) not hire any employees to work primarily at the Facility, and not terminate the employment of any Employee, in any case other than in the ordinary course of business consistent with past practice; and

(g) not agree to take any of the foregoing actions.

Section 7.3. Reasonable Best Efforts; Certain Governmental Matters. Upon the terms and subject to the conditions herein provided (including, without limitation, Section 2.2 hereof), each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Laws to consummate and make effective the transactions contemplated by the Transaction Agreements, including, without limitation, (i) to comply promptly with all legal requirements which may be imposed on it with respect to the Transaction

Agreements and the transactions contemplated thereby (which actions shall include, without limitation, furnishing all information required by applicable Law in connection with approvals of or filings with any Governmental Authority); (ii) to satisfy the conditions precedent to the obligations of such party hereto; (iii) to obtain any consent, authorization, order or approval of, or any exemption by, any Governmental Authority or other public or private third party required to be obtained or made by Purchaser or the Sellers in connection with the transactions contemplated by the Transaction Agreements; (iv) to timely file the notice required pursuant to paragraph XIX of the Consent Decree of Permanent Injunction entered against Warner-Lambert Company in United States v. Warner-Lambert Company, No. 93-3525 (D. N.J. filed August 16,1993; and (v) to take any action reasonably necessary to vigorously defend, lift, mitigate or rescind the effect of any litigation or administrative proceeding adversely affecting the consummation of the transactions contemplated by the Transaction Agreements, including promptly appealing any adverse court or administrative decision.

(b) Subject to appropriate confidentiality protections and applicable Law, each of the parties hereto will furnish to the other party such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing and will provide the other party with copies of all filings made by such party with any Governmental Authority and, upon request, any other information supplied by such party to a Governmental Authority in connection with the Transaction Agreements and the transactions contemplated thereby.

Section 7.4. Tax Matters. (a) Preparation and Filing of Tax Returns. The Sellers shall be responsible for the preparation and timely filing of all Tax Returns in respect of the Retained Tax Liabilities that are required by Law to be filed by the Sellers. Purchaser shall be responsible for the preparation and timely filing of all Tax Returns that are required to be filed after the Closing Date with respect to periods on or after the Closing Date in respect of the Facility or the Purchased Assets.

(b) Tax Cooperation. Each of Purchaser, on the one hand, and the Sellers, on the other hand, shall provide the other party with such information and records and make such of its officers, directors, employees and agents available as may reasonably be requested by such other party in connection with the preparation of any Tax Return or any audit or other proceeding that relates to the Facility.

(c) Tax Rate. Each Seller, Purchaser and Galen shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Laws to apply for and obtain a tax grant from the appropriate Governmental Authority in Puerto Rico granting Purchaser an income tax rate in respect of its operations in Puerto Rico substantially similar to the rate enjoyed by Pfizer and its Affiliates with respect to their operations in Puerto Rico in effect as of the date hereof, taking into account, among other things, differences in (i) the total number of individuals employed, and (ii) economic investment, in each case by Sellers, on the one hand, and Purchaser and Galen, on the other hand, in Puerto Rico. Each Seller, Purchaser and Galen will cooperate with the other and furnish all necessary assistance as is reasonably appropriate in connection with the foregoing.

(d) Refunds. In the case of any refunds or credits with respect to real or personal property Taxes for any Straddle Period, the Sellers shall be entitled to receive payment (promptly after receipt or entitlement thereto) of the amount of such refunds or credits multiplied by the fraction described in Section 2.5 for such Straddle Period.

Section 7.5. Employees and Employee Benefits. (a) Employees - Offer of Employment; Continued Employment: Severance. Purchaser agrees to offer employment as of 12:01 a.m. on the day immediately following the Closing Date to each Employee listed in Schedule 5.18(a)(ii) as of the Closing Date in the same or a comparable position and at a rate of pay at least equal to such Employee’s rate of pay as of the Closing Date, and to provide Affected Employees with employee benefits in the aggregate comparable to the employee benefits set forth in Schedule 7.5(a)(i) as in effect on the Closing Date (without duplication of any employee benefits provided to such Affected Employee by Pfizer and its Affiliates after the Transfer Date) in accordance with the provisions of this Section 7.5, which the parties agree are satisfied by the benefits set forth on Schedule 7.5(a)(iii). For purposes of this Section 7.5, references to “pay” shall be limited to base pay plus any commission and annual bonus opportunity, and shall exclude retention and retention/performance allowances. Such employment initially shall be at a location within a twenty-five mile radius of the Employee’s location of employment as of the Closing Date. Purchaser shall have no obligation whatsoever with regard to (i) former employees at the Facility who are retired or who are not or shall have ceased to be Employees on or prior to the Closing Date, (ii) Employees who do not accept the offer of employment or continuation of employment given by the Purchaser in accordance with this Section 7.5(a) or do not work for Purchaser or its Affiliates for at least one (1) day, or (iii) Inactive Employees who do not return to active work with Purchaser at the end of the Inactive Employee’s leave and in any event within one year following the Closing Date (or such other longer period as is required by applicable law). Purchaser shall be solely responsible for all benefits (other than for retiree health as provided in Section 7.5(d)(ii) and any continuation health care coverage offered by Sellers pursuant to the requirements set forth in Section 4980B of the Code and Title I, Subtitle B, Part 6 of ERISA and any similar state local law (“COBRA”)), salaries or wages (including bonuses, incentive payments and commissions) accruing after the applicable Transfer Date with respect to the Affected Employees. Purchaser may, at its discretion, change the conditions of employment of Affected Employees after the applicable Transfer Date except for (i) the twenty-five mile location requirement described in this Section 7.5(a), (ii) the pay and benefits comparability requirements described in this Section 7.5(a), and (iii) the employee separation plan obligations described in Schedule 7.5(a)(ii), all of which requirements must continue to be satisfied by Purchaser until the date immediately following the second (2nd) anniversary of the Closing Date; provided however, that Purchaser or its Affiliates may amend any benefit program contained in Schedule 7.5(a)(iii) covering Affected Employees during such two-year period (x) as required by applicable Laws, or (y) to make changes that, taken as a whole, do not cause the plans maintained by Purchaser set forth on Schedule 7.5(a)(iii) with such modification to be not substantially comparable in the aggregate to the employee benefits set forth in Schedule 7.5(a)(i); any of which changes may only be made with respect to Affected Employees if Purchaser is making the same change with respect to other similarly-situated employees of Purchaser or its Affiliates. Following the second anniversary of the Closing Date, Purchaser shall initially provide then-active Affected Employees with pay, benefits and severance plans, programs and policies which are in the aggregate no less favorable than those provided to other similarly situated employees of Purchaser or its Affiliates. Nothing in the foregoing shall be construed in any way to limit or restrict the Purchaser’s right to terminate the employment of any Affected Employee at any time on or following the Closing Date, with or without cause, so long as the requirements of this Section 7.5 are otherwise met, including, without limitation, the Purchaser’s agreement to provide the severance benefits to such Affected Employee as provided in Schedule 7.5(a)(ii).

(b) Service Credit. Affected Employees shall also be provided credit by the Purchaser for all service with Pfizer and its Affiliates, to the same extent as such service was credited for such purpose by Pfizer and its Affiliates under the Plans in which such Affected Employee participated immediately prior to the applicable Transfer Date, under the comparable type of employee benefit plan made available to Affected Employees by Purchaser on or after the Transfer Date for purposes of eligibility to participate and vesting and for purposes of the level of severance benefits, but not for purposes of benefit accruals or any other purpose; provided that no such credit will be given to the extent it would result in duplication of benefits to any Affected Employee.

(c) Accrued Vacation Entitlements. Purchaser shall assume responsibility for accrued but unused vacation and holiday pay, for Affected Employees as of the applicable Transfer Date consistent with Pfizer’s policy in respect thereof.

(d) Medical and Welfare Plan Obligations. (i) Commencing as of 12:01 a.m. on the day immediately following the applicable Transfer Date, Purchaser shall make available to Affected Employees the welfare plans listed on Schedule 7.5(a)(iii). Purchaser agrees to waive any waiting periods or limitations for preexisting conditions under its medical, dental, life insurance, and short-term and long-term disability plans offered or made available to the Affected Employee immediately following the applicable Transfer Date to the same extent such period or limitation was satisfied by the Affected Employee or waived by Pfizer and its Affiliates for the same purpose under the comparable type of Plan in which the Affected Employee was participating immediately prior to the Transfer Date. Purchaser further agrees to and shall ensure that such Affected Employees are given credit for any amounts paid in respect of such Affected Employee under the Plan in which such Affected Employee was participating immediately prior to the applicable Transfer Date towards satisfaction of the applicable deductibles, out-of-pocket limits or other fees under the comparable type of employee benefit plan of Purchaser in which such Affected Employee first participates after the applicable Transfer Date, to the same extent such credit was given under the applicable Plan, and in each case in respect of the plan year in which the Closing Date occurs. Claims incurred by an Affected Employee for medical and dental services rendered on or after the applicable Transfer Date (other than for retiree health as provided in Section 7.5(d)(ii) and any continuation health care coverage required by COBRA) shall be the responsibility of Purchaser. Claims incurred for medical and dental services for Affected Employees rendered prior to the applicable Transfer Date shall be the responsibility of the group medical and dental plans of Pfizer that covered such employees prior to the applicable Transfer Date.

(ii) Notwithstanding any other provision of this Agreement to the contrary, the Sellers shall provide benefits pursuant to any post-retirement welfare benefit plans maintained by either Seller to or in respect of any Affected Employee who, at the relevant Transfer Date, was eligible to retire and commence benefits under the relevant post-retirement welfare benefit plan. Such post-retirement welfare benefits under Seller’s Plans shall commence following the Affected Employee’s termination of employment with the Seller, pursuant to the terms of the applicable post-retirement welfare benefit plan.

(e) Employees Absent on Disability or Leaves of Absence - Offer of Employment; Continued Employment; Severance. When an Inactive Employee seeks to return to active employment, Purchaser shall offer immediate employment to such Inactive Employee in the same or a comparable position to that which the Inactive Employee occupied before such Inactive Employee’s absence but only at such time that such Inactive Employee is mentally and physically capable of performing the essential functions of the position occupied immediately before such absence; provided that Purchaser shall not be required to offer immediate employment to Inactive Employees who seek to return to active work later than 12 months after the commencement of such Inactive Employee’s approved leave (or, in the case of Inactive Employees who seek to return from approved leaves where return to work is subject to statutory requirements, later than the end of such period as is required by applicable law or 12 months, whichever is later). Pfizer and its Affiliates will retain and continue to be responsible for all compensation, benefits, severance and employment related obligations and liabilities relating to each Inactive Employee until and through the applicable Transfer Date. As soon as practicable following the Transfer Date of an Inactive Employee, Purchaser shall reimburse Pfizer for all pay, and all company-share premiums paid in respect of the Plans that are welfare plans, paid by Pfizer and its Affiliates on behalf of such Affected Employee, in each case at a rate not in excess of that in effect at the Closing Date, in respect of the period after the Closing Date and prior to the Transfer Date.

(f) Retirement Benefits. On or prior to the Closing Date, Pfizer shall take all action necessary to cause the accrued benefit of each Affected Employee to be fully vested, as of the Transfer Date under the tax-qualified savings and tax-qualified pension plans in which each Affected Employee participates.

(g) No Third Party Beneficiaries. Nothing contained herein, expressed or implied, is intended to confer upon any Employee any benefits under any benefit plans, programs, policies or other arrangements, including, but not limited to, severance benefits or right to employment or continued employment with Purchaser or any Affiliate of Purchaser for any period by reason of this Agreement. In addition, the provisions of this Agreement, in particular this Article VII, are for the sole benefit of the parties to this Agreement and are not for the benefit of any third party.

Section 7.6. Limits on Certain Solicitation.

(a) (i) After the date hereof, and up to and including the Closing Date, Pfizer and its Subsidiaries shall not, directly or indirectly, make an offer of employment to any Employee or, directly or indirectly, offer competing terms and conditions of employment to Purchaser’s offer other than, in each case, the Approved Pfizer Employees, and (ii) for a period of two (2) years after the Closing Date, Pfizer and its Subsidiaries shall not, directly or indirectly, make an offer of employment to any officers or employees of Galen, Purchaser or any of their Affiliates engaged primarily in the operation or management of the Facility, or violate the terms of their contracts or any employment arrangements with Galen, Purchaser or any such Affiliate, except that nothing in this sentence shall restrict or preclude the rights of Pfizer and its Subsidiaries to make generalized searches for employees by the use of advertisements in the media (including trade media) or by engaging search firms to engage in searches that are not targeted or focused on the employees employed at the Facility.

(b) Prior to Closing, except as contemplated by this Agreement or except as otherwise agreed in writing, neither Purchaser nor any of its Affiliates will offer or provide employment on a full-time, part-time or consulting basis to any individual that is not an Approved Employee employed in the operation of the Facility by Pfizer or any of its Affiliates, except that nothing in this sentence shall restrict or preclude Purchaser or any of its Affiliates from holding Facility-wide meetings on or prior to the Closing Date during normal business hours on mutually agreed upon dates with the purpose of making generalized announcements to all individuals employed in the operation of the Facility as of the Closing Date regarding offers of employment by Purchaser or any of its Affiliates after the Closing Date.

Section 7.7. Insurance.

As of the Closing Date, the coverage under all insurance policies related to the Facility shall continue in force only for the benefit of the Sellers and their Affiliates and not for the benefit of Purchaser. Purchaser agrees to arrange for its own insurance policies with respect to the Purchased Assets covering all periods and agrees not to seek, through any means, to benefit from any of Sellers’ or their Affiliates’ insurance policies which may provide coverage for claims relating in any way to the Facility on or prior to the Closing Date.

Section 7.8. Notification of Certain Matters. Sellers shall give prompt notice to Galen, and Galen and Purchaser shall give prompt notice to Pfizer of the occurrence, or non-occurrence, of any event the occurrence or non-occurrence of which would be reasonably likely to cause (i) any representation or warranty of the Sellers, Galen or Purchaser, as the case may be, contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Closing or (ii) any Seller, Galen or Purchaser, as the case may be, to fail to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided however, that the delivery of any notice pursuant to this Section 7.8 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 7.9. Bulk Transfer Laws. Purchaser acknowledges that the Sellers have not taken, and do not intend to take, any action required to comply with any applicable bulk sale or bulk transfer laws or similar laws. Sellers agree to indemnify Purchaser for any loss resulting from Sellers’ failure to comply with any applicable bulk sale or bulk transfer laws or similar laws.

Section 7.10. Trade Notification. The Sellers, Galen and Purchaser shall agree on the method and content of the notifications to customers, if any, of the sale of the Purchased Assets to Purchaser. The Sellers, Galen and Purchaser agree that said notifications are to provide sufficient advance notice of the transition and the plans associated therewith, to minimize any disruption of the operation of the Facility.

Section 7.11. Transitional Services Agreement. At the Closing, Purchaser and Pfizer shall enter into, execute and deliver the Transitional Services Agreement.

Section 7.12. Transitional Supply Agreement. At the Closing, Purchaser and Pfizer shall enter into, execute and deliver the Transitional Supply Agreement.

Section 7.13. Access to Information. After the date hereof, upon reasonable advance notice, Sellers shall permit Purchaser, at Purchaser’s cost and expense, to have reasonable access during normal business hours to Sellers’ files, documents, papers, books and records and personnel relating to the Purchased Assets that are not Purchased Assets.

ARTICLE VIII

INDEMNIFICATION

Section 8.1. Indemnification by the Sellers.

(a) Subject to the provisions of this Article VIII, the Sellers agree, on a joint and several basis, to defend, indemnify and hold harmless Galen, Purchaser and their respective Affiliates and, their respective directors, officers, agents, employees, successors and assigns from and against any and all claims, actions, causes of action, judgments, awards, liabilities, losses, costs (including reasonable attorney’s fees) or damages (each, a “Loss” and collectively, the “Losses”) claimed or arising directly from (i) any Retained Liability, (ii) any breach by a Seller of any of its covenants or agreements contained in this Agreement or the Transitional Services Agreement; and (iii) any breach of any representation or warranty of the Sellers contained in this Agreement or the Transitional Services Agreement.

(b) Purchaser and Galen acknowledge and agree that the Sellers shall not have any liability under any provision of this Agreement for any Loss to the extent that such Loss results from any action taken by Purchaser, Galen or their respective Affiliates after the Closing Date; provided that this Section 8.1(b) shall not relieve Sellers of any obligation for any Loss with respect to Excluded Environmental Liabilities or any breach of any representation or warranty of Sellers in Section 5.11(Environmental Matters)

except to the extent that the Loss involved results from negligent or grossly negligent actions taken, or intentional exacerbations of the Losses, by Purchaser, Galen or their respective Affiliates. Each of Galen and Purchaser shall take and shall cause their respective Affiliates to take all reasonable actions to mitigate any Loss upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto.

Section 8.2. Indemnification by Purchaser. Subject to the provisions of this Article VIII, Galen and Purchaser agree, on a joint and several basis, to defend, indemnify and hold harmless the Sellers and their respective Affiliates and, if applicable, their respective directors, officers, agents, employees, successors and assigns from and against any and all Losses claimed or arising directly from (i) any Assumed Liability, (ii) any breach by Galen or Purchaser of any of their covenants or agreements contained in this Agreement or the Transitional Services Agreement, (iii) any breach of any representation or warranty of Galen or Purchaser contained in this Agreement or the Transitional Services Agreement; and (iv) events occurring on or after the Closing Date in connection with the Facility or the Purchased Assets (including, without limitation, the use, ownership, possession, operation or occupancy of any real property, the Facility or the Purchased Assets from and after the Closing Date), provided, however, that nothing in this Section 8.2(a)(iv) is intended to limit the scope of Sellers’ indemnification obligations under Section 8.1(a).

(b) Each Seller shall take and shall cause its Affiliates to take all reasonable actions to mitigate any Loss upon becoming aware of any event which would reasonably be expected to, or does, give rise thereto.

Section 8.3. Notice of Claims. If any of the Persons to be indemnified under this Article VIII (each, an “Indemnified Party”) has suffered or incurred any Loss, the Indemnified Party shall so notify the party from whom indemnification is sought {the “Indemnifying Party”) promptly in writing describing such Loss, the amount or estimated amount thereof, if known or reasonably capable of estimation, and the method of computation of such Loss, all with reasonable particularity and containing a reference to the provisions of this Agreement or any other agreement, instrument or certificate delivered pursuant hereto in respect of which such Loss shall have occurred. If any action at law or suit in equity is instituted by or against a third party with respect to which the Indemnified Party intends to seek indemnification under this Article VIII the Indemnified Party shall promptly notify the Indemnifying Party of such action or suit and permit the Indemnifying Party to participate in and control the defense of such action or suit. A failure to give such notice in a timely manner pursuant to this Section 8.3 shall not limit the obligation of the Indemnifying Party under this Article VIII, except (i) to the extent such Indemnifying Party is prejudiced thereby, (ii) to the extent expenses are incurred during the period in which notice was not provided or (iii) as provided by Section 8.5 below. Notice shall be deemed to have been provided by Purchaser to Pfizer pursuant to this Section 8.3 with regard to the matters referenced in the definition of Scheduled Environmental Commitments, and Pfizer shall be deemed to have notified Purchaser that it will conduct and control the defense and management of any required Remedial Action with regard to the matters referenced in the definition of Scheduled Environmental Commitments.

(b) Except when a notice, report or other filing must be filed immediately pursuant to Environmental Laws, Purchaser will provide to Pfizer a reasonable opportunity to comment with respect to any Required Governmental Report before Purchaser files it in connection with an event which at the time of filing appears reasonably likely to result in a Loss subject to the indemnification provisions of this Article VIII. In the event Purchaser is required to file such Required Governmental Report without providing to Pfizer an opportunity to comment thereon, Purchaser will provide simultaneous notice to Pfizer when it files the report with the Governmental Authority and will provide copies to Pfizer within a reasonable period of time under the circumstances.

Section 8.4. Third Party Claims. The Indemnifying Party under this Article VIII shall have the right, but not the obligation, to conduct and control, through counsel of its choosing, any third party claim, action, suit or proceeding (a “Third Party Claim”), and the Indemnifying Party may compromise or settle the same; provided that the Indemnifying Party shall give the Indemnified Party advance notice of any proposed compromise or settlement. No Indemnified Party may compromise or settle any Third Party Claim for which it is seeking indemnification hereunder without the consent of the Indemnifying Party. The Indemnifying Party shall permit the Indemnified Party to participate in the defense of any such action or suit through counsel chosen by the Indemnified Party; provided that the fees and expenses of such counsel shall be borne by the Indemnified Party. If the Indemnifying Party elects not to control or conduct the defense or prosecution of a Third Party Claim, the Indemnifying Party shall still have the right to participate in the defense or prosecution of any Third Party Claim and, at its own expense, to employ counsel of its own choosing for such purpose.

(b) The parties hereto shall cooperate in the defense or prosecution of any Third Party Claim, with such cooperation to include (i) the retention and the provision of the Indemnifying Party records and information that are reasonably relevant to such Third Party Claim and (ii) the making available of employees on a mutually convenient basis for providing additional information and explanation of any material provided hereunder.

Section 8.5. Expiration. (a) Notwithstanding anything in this Agreement to the contrary, if the Closing shall have occurred, all covenants, agreements, representations and warranties made herein or in any certificate delivered pursuant hereto shall survive the Closing, but all representations and warranties made herein or in any certificate delivered pursuant hereto, and all indemnification obligations under Sections 8.1. and 8.2 with respect to any such representation or warranty (except for the representations and warranties in Section 5.11 and the related indemnity obligations which shall survive until the third anniversary of the Closing Date), shall terminate and expire on, and no action or proceeding seeking damages or other relief for breach, misrepresentation or inaccuracy with respect thereto shall be commenced after, December 31, 2005 (or the third anniversary of the Closing Date in the case of any representation or warranty in Section 5.11), with respect to all claims of any party (including any Indemnified Party) which shall not have been previously asserted with reasonable specificity by written notice given under Section 8.3.

(b) As to indemnification obligations under Section 8.1(a)(i) with respect to clauses (i) and (ii) of the definition of Excluded Environmental Liabilities, such obligations shall not terminate. As to indemnification obligations under Section 8.1(a)(i) with respect to (x) clause (iii) of the definition of Excluded Environmental Liabilities and (y) clause (iv) of the definition of Excluded Environmental liabilities (but only as it concerns Third Party Claims described in clause (ii) of the definition of Scheduled Environmental Commitments), such obligations shall terminate and expire on, and no action or proceeding seeking damages or other relief with respect thereto shall be commenced after the third anniversary of the Closing Date, unless prior to the date set forth in subparagraph (x) or (y) above, an Indemnified Party shall have provided written notice of a claim under Section 8.3 or Third Party Claims shall have been made against the Indemnified Party and written notice thereof had been given to Sellers under Section 8.3. Indemnification obligations with respect to clause (iv) of the definition of Excluded Environmental Liabilities (but only as it concerns Remedial Actions described in clause (i) of the definition of Scheduled Environmental Commitments), shall be governed by Sections 8.9 and 8.10.

Section 8.6. Certain Limitations. The Sellers shall not have any indemnification obligation under (A) Section 8.1(a)(i) in respect of Excluded Environmental Liabilities, except for clauses (i) and (ii) in the definition of Excluded Environmental Liabilities, or (B) Section 8.1(a)(iii) for Losses in respect of any breach of any representation or warranty of the Sellers in this Agreement except in respect of . breaches of Sections 5.1, 5.2 and 5.17 unless the aggregate of all such Losses for which the Sellers would, but for this provision, be liable exceeds on a cumulative basis US$50,000, but if such amount is exceeded, the Sellers shall be required to pay only the amount of such Losses which in the aggregate exceed US$50,000; provided however, that the Sellers shall have no indemnification obligation under (A) clause (iii) of Section 8.1(a), and (B) Section 8.1(a)(i) in respect to clause (iv) (but only as it concerns Third Party Claims described in clause (ii) of the definition of Scheduled Environmental Commitments) in the definition of Excluded Environmental Liabilities, for Losses which in the aggregate are in excess of US$3,000,000.

Section 8.7. Losses Net of Other Indemnities, Etc. The amount of any Loss for which indemnification is provided under Section 8.1 or 8.2 shall be net of (i) any amounts recovered by the Indemnified Party pursuant to any indemnification by or indemnification agreement with any third party (any such third party, a “Collateral Source”) and (ii) an amount equal to the present value of the tax benefit, if any, attributable to such Loss. Indemnification under this Article VIII shall not be available unless the Indemnified Party first uses all commercially reasonable efforts to seek recovery from all Collateral Sources. The Indemnifying Party may require an Indemnified Party to assign the rights to seek recovery pursuant to the preceding sentence; provided, however, that the Indemnifying Party will then be responsible for pursuing such claim at its own expense. If the amount to be netted hereunder from any payment required under Section 8.1 or 8.2 is determined after payment by the Indemnifying Party of any amount otherwise required to be paid to an Indemnified Party to this Article VIII, the Indemnified Party shall repay to the Indemnifying Party, promptly after such determination, any amount that the Indemnifying Party would not have had to pay pursuant to this Article VIII had such determination been made at the time of such payment.

Section 8.8. Sole/Remedy/Waiver. The parties hereto acknowledge and agree that the remedies provided for in this Agreement shall be the parties’ sole and exclusive remedy with respect to the subject matter of this Agreement, except for claims based on fraud or willful misconduct. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action with respect to the subject matter of this Agreement, (including rights of contribution, if any) known or unknown, foreseen or unforeseen, which exist or may arise in the future, that it may have against the Sellers or any of the Affiliates, or Purchaser or any of its Affiliates, as the case may be, arising under or based upon any federal, state or local Law (including, without limitation, any such Law relating to the environmental matters or arising under or based upon any common law or otherwise), except to the extent such rights, claims and causes of action are based on fraud or willful misconduct.

Section 8.9. Indemnification Procedures for Remedial Actions on Purchased Assets, (a) Pfizer shall have the right, but not the obligation, to conduct and control the management of a Remedial Action at a property included in the Purchased Assets that is subject to indemnification pursuant to this Agreement. Pfizer must notify Purchaser, within 30 days of receipt of notice of Purchaser’s claim for indemnification for such matter, mat (i) it intends to undertake said responsibility or (ii) more information is needed from Purchaser before Pfizer can reasonably determine that Purchaser’s claim is subject to indemnification pursuant to this Agreement. Purchaser shall promptly respond to such requests for information (to the extent such information is reasonably available to Purchaser) and, within 30 days of receipt of such information (or notice that such information is not reasonably available to Purchaser), Pfizer shall notify Purchaser as to whether it shall undertake the Remedial Action. Failure of Pfizer to notify Purchaser within 30 days of receipt of notice of Purchaser’s claim for indemnification (or receipt of requested information or notice that such information is not reasonably available to Purchaser, as the case may be) shall be deemed a determination by Pfizer that it declines to undertake the Remedial Action. Prior to a determination by Pfizer regarding whether it will undertake a Remedial Action pursuant to this Section, Purchaser shall take only those actions necessary to comply with applicable Environmental Laws or address conditions that pose an immediate and acute health risk (unless additional actions are approved by Pfizer, which approval shall not be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary in this Agreement, Pfizer shall be deemed to have provided notice pursuant to this Section 8.9(a) that it will conduct and control the management of any required Remedial Action with regard to matters referenced in the definition of Scheduled Environmental Commitments.

(b) In undertaking a Remedial Action pursuant to this Section, Pfizer shall promptly propose a qualified independent environmental consultant to develop and implement the Remedial Action, which consultant shall be subject to Purchaser’s approval (such approval not to be unreasonably delayed, withheld or conditioned) (the “Pfizer Consultant”). Pfizer shall diligently undertake such Remedial Action in accordance with applicable Environmental Laws and shall not cause, any undue delay in obtaining written notice from the appropriate Governmental Authority that no further investigation or remediation is necessary with respect to the matter that is the subject of the indemnification claim to meet the Applicable Remedial Action Standards (a “Government NFA Letter”) or, if no Governmental Authority is involved in such matter, a good faith determination from the Pfizer Consultant that no further investigation or remediation is required to bring the Purchased Assets into conformance with Applicable Remedial Action Standards (a “Consultant NFA Letter”). Pfizer shall comply with all applicable Laws, including all applicable Environmental Laws, with respect to its performance pursuant to this Section. Pfizer shall promptly provide copies to Purchaser of all notices, correspondence, final draft reports, submissions, work plans, and final reports and shall give Purchaser a reasonable opportunity given the circumstances {at Purchaser’s own expense) to comment on any submissions Pfizer intends to deliver or submit to the appropriate Governmental Authority prior to said submission. Purchaser may, at its own expense, hire its own consultants, attorneys or other professionals to monitor the Remedial Action, including any field work undertaken by Pfizer, and Pfizer shall provide Purchaser with the results of all such field work. Subject to Purchaser’s rights to cooperatively participate in the Remedial Action as described herein and Purchaser’s rights to participate as a member of the public, Purchaser shall not take any actions that shall unreasonably interfere with Pfizer’s performance of the Remedial Action. Pfizer shall undertake any Remedial Action in a manner that does not interfere in any material respect with the conduct of operations at the Facility. Pfizer and Purchaser shall work cooperatively and in good faith to accommodate the reasonable access needs of Pfizer;

(c) If Pfizer declines to undertake the performance of a Remedial Action as provided in Section 8.9(a), Purchaser shall be entitled to undertake the Remedial Action to the Applicable Remedial Action Standards. In undertaking a Remedial Action pursuant to this Section, Purchaser shall promptly propose a qualified independent environmental consultant to develop and implement the Remedial Action, which consultant shall be subject to Pfizer’s approval (such approval not to be unreasonably delayed, withheld or conditioned) {the “Purchaser Consultant”). Purchaser shall promptly provide copies to Pfizer of all notices, correspondence, final draft reports, submissions, work plans, and final reports and shall give Pfizer a reasonable opportunity (at Pfizer’s own expense) to comment on any submissions Purchaser intends to deliver or submit to any appropriate Governmental Agency prior to said submission. Pfizer may, at its own expense, hire its own consultants, attorneys or other professionals to monitor the Remedial Action, including any field work undertaken by Purchaser, and Purchaser shall provide to Pfizer the results of all such field work. Subject to Pfizer’s rights to cooperatively participate in the Remedial Action as described herein and Pfizer’s rights to participate as a member of the public, Pfizer shall not take any actions that interfere with Purchaser’s performance of the Remedial Action. Pfizer’s decision to allow Purchaser to undertake Remedial Action hereunder shall not limit or affect Pfizer’s obligation to indemnify Purchaser for said Remedial Action as provided in this Agreement.

(d) Pfizer’s indemnification obligation under this Agreement to undertake any Remedial Action (including, but not limited to, Remedial Actions relating to Scheduled

Environmental Commitments) shall be deemed to be satisfied upon the receipt of either a Governmental NFA Letter or Consultant NFA Letter.

Section 8.10. Limitation on Indemnification for Scheduled Environmental Commitments and Third Party Claims for Remedial Action. Notwithstanding anything to the contrary in this Agreement to the extent Pfizer has indemnification obligations for Remedial Actions at any property included in the Purchased Assets under Section 8.1 hereof, including, without limitation, situations where Purchaser undertakes the Remedial Action pursuant to the last sentence of Section 8.9(c), such obligations shall be limited by this Section 8.10. Pfizer shall be responsible for the cost of such Remedial Action as reasonably determined by the Pfizer Consultant, if Pfizer is undertaking the Remedial Action, or the Purchaser Consultant, if Purchaser is undertaking the Remedial Action, in either case as necessary to meet, in the most cost-effective manner: (i) standards required by applicable Environmental Law consistent with the industrial/commercial use of the Facility as of the Closing Date taking into consideration, where applicable, land use restrictions, and engineering and/or institutional controls, or (ii) in the event any Governmental Authority is making a claim for Remedial Action, a standard pursuant to applicable Environmental Laws acceptable to such Governmental Authorities, and, in either case (i) or (ii), that does not limit or interfere in any material respect with the continued use of the Facility in substantially the same manner as the Facility is used by Sellers as of the Closing Date (the “Applicable Remedial Action Standard”). Pfizer shall not be responsible for those costs incurred in connection with a Remedial Action to the extent such costs arise from or are exacerbated by negligent or grossly negligent actions of, or intentional exacerbations by, Purchaser.

Section 8.11. Tax Treatment. Amounts paid to, by, or on behalf of the Purchaser as indemnification hereunder shall be treated as adjustments to the Purchase Price.

Section 8.12. No Consequential Damages. EXCEPT WITH RESPECT TO A PARTY’S INDEMNIFICATION OBLIGATIONS HEREUNDER WITH RESPECT TO THIRD PARTY CLAIMS, NO PARTY TO THIS AGREEMENT SHALL BE LIABLE TO OR OTHERWISE RESPONSIBLE TO ANY OTHER PARTY HERETO OR ANY AFFILIATE OF ANY OTHER PARTY HERETO FOR SPECIAL, CONSEQUENTIAL, INCIDENTAL OR PUNITIVE DAMAGES OR FOR DIMINUTION IN VALUE OR LOST PROFITS THAT ARISE OUT OF OR RELATE TO THIS AGREEMENT OR THE PERFORMANCE OR BREACH HEREOF OR ANY LIABILITY RETAINED OR ASSUMED HEREUNDER.

ARTICLE IX

TERMINATION

Section 9.1. Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by written agreement of Galen, Purchaser and Sellers;

(b) by either Galen, Purchaser or Pfizer, by giving written notice of such termination to the other party, if the Closing shall not have occurred on or prior to July 31, 2004.

(c) by either Seller or Purchaser, by giving written notice of such termination to the other party, if any court of competent jurisdiction or other competent Governmental Authority shall have issued a Governmental Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such Governmental Order or other action shall have become final and nonappealable.

Section 9.2. Effect of Termination. (a) In the event of the termination of this Agreement in accordance with Section 9.1 hereof, this Agreement shall thereafter become void and have no effect, and no party hereto shall have any liability to the other parties hereto or their respective Affiliates, directors, officers or employees, except for the obligations of the parties hereto contained in this Section 9.2 and in Sections 7.1(b), 10.1, 10.7, 10.8, 10.9 and 10.11 hereof.

(b) Notwithstanding anything to the contrary in Section 9.2(a), in the event this Agreement shall be terminated and at such time any party is in material breach of or default under any term or provision hereof, such termination shall be without prejudice to, and shall not affect, any and all rights to damages that the other party may have hereunder or otherwise under applicable Law. The damages recoverable by the non-defaulting party shall include, without limiting the generality of the immediately preceding sentence, all attorneys’ fees reasonably incurred by such parties in connection with the transactions contemplated hereby.

ARTICLE X

MISCELLANEOUS

Section 10.1. Notices. All notices or other communications hereunder shall be made in writing (including facsimile transmission) and shall be given:

If to any Seller, to:

PFIZER INC.

235 East 42nd Street

New York, NY 10017

Telephone: 212-733-4935

Facsimile: 212-808-8924

Attn: Senior Vice President &

General Counsel

If to Purchaser or Galen, to:

GALEN HOLDINGS PLC

100 Enterprise Drive

Rockaway, New Jersey 07866

Telephone: (973) 442-3371

Facsimile: (973) 442-3316

Attn: Executive Vice President, Corporate Development,

General Counsel and Corporate Secretary

With a copy to:

Simpson Thacher & Bartlett

425 Lexington Avenue

New York, NY 10017

Telephone: (212) 455-7113

Facsimile: (212) 455-2502

Attn: Gary Horowitz, Esq.

All such notices and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice or other communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 10.2. Amendment: Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 10.3. Assignment. Except as otherwise provided in Section 10.5, no party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto, except that Purchaser may transfer or assign, in whole or from time to time in part, to one or more of its Affiliates, the right to purchase all or a portion of the Purchased Assets, but no such transfer or assignment will relieve Buyer of its obligations hereunder.

Section 10.4. Entire Agreement. This Agreement (including all Schedules and Exhibits hereto) and the other Transaction Agreements constitute the entire agreement between the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters, other than any written agreement of the parties that expressly provides that it is not superseded by the Transaction Agreements.

Section 10.5. Fulfillment of Obligations. Any obligation of any party to any other party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such party, shall be deemed to have been performed, satisfied or fulfilled by such party.

Section 10.6. Parties in Interest. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than Purchaser, Sellers, or their successors or permitted assigns, any rights or remedies under or by reason of this Agreement.

Section 10.7. Public Disclosure. On or prior to the Closing, the parties agree to consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except for any press releases and public statements the making of which may be required by applicable Law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

Section 10.8. Return of Information. If for any reason whatsoever the transactions contemplated by the Transaction Agreements are not consummated, Purchaser shall promptly return to Pfizer all books and records furnished by any Seller or any of their respective Affiliates, agents, employees, or representatives (including all copies, summaries and abstracts, if any, thereof) in accordance with the terms of the Confidentiality Agreement.

Section 10.9. Expenses. All sales Taxes, documentary and stamp Taxes, transfer Taxes, use Taxes, gross receipts Taxes and all other charges for filing and recording documents in connection with the transfer of the Purchased Assets will be paid by the Purchaser. Except as otherwise expressly provided in this Agreement, whether the transactions contemplated by this Agreement are ever consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the party incurring such expenses.

Section 10.10. Schedules. The disclosure of any matter in any one Schedule shall be deemed to be a disclosure for all purposes of this Agreement to the extent that the relevance of such matters to other Sections or other applicable Schedules is reasonably apparent to a reader on its face, but shall expressly not be deemed to constitute an admission by Pfizer, PPLLC, or Purchaser, or to otherwise imply, that any such matter is material for the purposes of this Agreement.

Section 10.11. Governing Law; Jurisdiction. (a) This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to the conflicts of law rules of such state.

(b) With respect to any suit, action or proceeding relating to this Agreement (each, a “Proceeding”), each party hereto irrevocably (i) agrees and consents to be subject to the jurisdiction of the United States District Court for the Southern District of New York or any New York State court sitting in New York City and (ii) waives any objection which it may have at any time to the laying of venue of any Proceeding brought in any such court, waives any claim that such Proceeding has been brought in an inconvenient forum and further waives the right to object, with respect to such Proceeding, that such court does not have any jurisdiction over such party.

Section 10.12. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same agreement.

Section 10.13. Headings. The heading references herein and the table of contents hereto are for convenience purposes only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof.

Section 10.14. Severability. Each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

Remainder of Page Intentionally Left Blank

IN WITNESS WHEREOF, the parties have executed or caused this Agreement to be executed as of the date first written above.

PFIZER INC.

By:	/s/ John W. Mitchell
	Name:	John W. Mitchell
	Title:	Senior Vice President; President, Pfizer Global Manufacturing

PFIZER PHARMACEUTICALS LLC

By:	/s/ John W. Mitchell
	Name:	John W. Mitchell
	Title:	Manager

GALEN HOLDINGS PUBLIC LIMITED COMPANY

By:	/s/ Roger Boissonneault
	Name:	Roger Boissonneault
	Title:	Chief Executive Officer

WARNER CHILCOTT COMPANY, INC.

By:	/s/ Roger Boissonneault
	Name:	Roger Boissonneault
	Title:	Chief Executive Officer

Exhibit A

List of instruments and documents to be provided by the Sellers

(a)	executed copy of the Transitional Services Agreement;

(b)	executed copy of the Transitional Supply Agreement;

(c)	a receipt for the payment of the Purchase Price at Closing;

(d)	a good standing certificate for each of the Sellers;

(e)	the certificates referred to in Section 4.2(a) hereof;

(f)	lease assignments (where appropriate, in recordable or registrable form), bills of sale or certificates of title, and all other appropriate instruments and documents of transfer, in each case dated the Closing Date, transferring to Purchaser all of each Seller’s right, title and interest in and to the Owned Real Property and other Purchased Assets owned by it;

(g)	any consents to assignment of contracts and agreements obtained prior to Closing, the Required Consents and Permits that are material to the ownership and operation of the Facility;

(h)	executed affidavit of non-foreign status as described in Section 1445(b)(2) of the Code;

(i)	estoppel certificates in form and substance reasonably acceptable to Purchaser from the lessor under the Warehouse Lease Agreement and the Parking Lease Agreement; and

(j)	the updated Employee schedules required in Section 5.18.

Exhibit B

List of instruments and documents to be provided by Purchaser

(a)	Executed assumption agreements and all other instruments appropriate to evidence Purchaser’s assumption of the Assumed Liabilities;

(b)	executed copy of the Transitional Services Agreement;

(c)	executed copy of the Transitional Supply Agreement;

(d)	a good standing certificate for Purchaser; and

(e)	the certificate referred to in Section 4.3(a) hereof.

Exhibit C

Transitional Services Agreement

Exhibit D

Transitional Supply Agreement

Exhibit E

Description of Land

DISCLOSURE SCHEDULES

This document contains the schedules (the “Schedules”) to the Purchase and Agreement, dated as of May 3, 2004, among Pfizer Inc., Pfizer Pharmaceuticals Limited Liability Company, Galen Holdings Public Limited Company and Warner Chilcott Company, Inc. (the “Agreement”). The disclosure of any matter on any Schedule shall expressly not be deemed to constitute an admission by any party to the Agreement, or to otherwise imply, that any such matter is material or would have a Material Adverse Effect for the purposes of the Agreement.

The heading and title references in the Schedules are for convenience purpose only, do not constitute a part of the Schedules and shall not be deemed to limit or affect anything contained herein. Capitalized terms used, but not otherwise defined, in the Schedules shall have the meanings set forth in the Agreement.

List of Schedules

1.1(a)	Approved Employees
1.1(b)	Financial Statements
1.1(c)	Knowledge of Pfizer
1.1(d)	Scheduled Environmental Commitments
2.1(b)	Equipment
2.1(c)	Assumed Contracts
2.3	Retained Equipment
2.7	Allocation of the Purchase Price
5.4(a)	Required Consents
5.5	Permits
5.6	Governmental Authorization (Sellers)
5.8	Conduct of Business
5.9	Litigation
5.10	Compliance with Laws
5.11	Environmental Matters
5.11(e)	Environmental Reports
5.12	Material Contracts
5.13(a)	Owned Real Property
5.13(b)	Leased Real Property
5.13(c)	Exceptions to Title
5.13(f)	Owned Real Property – Exceptions to Compliance with Law
5.18(a)(i)	Employees over $100,000
5.18(a)(ii)	Employees
5.18(a)(iii)	Wage Rates of Non-Salaried Employees
5.18(b)	Inactive Employees
5.18(c)	Employment Litigation
6.4	Governmental Authorization (Purchaser)
7.5(a)(i)	Employee Benefits
7.5(a)(ii)	Employee Severance Program
7.5(a)(iii)	Purchaser Benefit Plans
7.6	Pfizer Approved Employees

SCHEDULE 1.1(a)

Approved Employees

Jose Negroni

Vivian Molinari

Ixie Gonzalez

Arleen Sandoz

Luis Gandara

Edgar Ortiz

Anibal Velez

Sandra Borres

SCHEDULE 1.1(b)

Financial Statements

See attached.

SCHEDULE 1.1(c)

Knowledge of Pfizer

Name	Title
Carlos Del Rio	Vice President/Team Leader, Puerto Rico Region
Jose Negroni	Site Leader, Fajardo
Charlie Shafran	Vice President, Strategic Planning, Pfizer Global Manufacturing
Jerry Abate	Senior Director, Strategic Planning, Pfizer Global Manufacturing
Esteban Bengoa	Legal Director, Puerto Rico
Anibal Velez	Manager/Team Leader, Environmental Health and Safety (Fajardo)
Joseph A. (Buzz) Murphy	Director/Team Leader, Human Resources (Puerto Rico)
Lawrence Miller	Senior Corporate Counsel, Business Transactions
Merrill Fliederbaum	Senior Corporate Counsel, Environmental, Health and Safety
William Gierke	Corporate Environmental, Health and Safety, Remediation
Steven F. Kemp	Director, Team Leader, Pfizer Global Manufacturing
Ixie Gonzalez	Director, Finance (Fajardo)
Dorien Santos	Director, Finance (Puerto Rico)

SCHEDULE 1.1(d)

Scheduled Environmental Commitments

The chlorinated solvents found in groundwater at the Facility as identified in:

•	the Phase II Environmental Assessment Summary Report prepared by Alpha Engineering Group and dated February 16, 2004; and

•	the Supplemental Phase 2 Sampling Summary report of Alpha Engineering Group dated March 24, 2004.

SCHEDULE 2.1(b)

Equipment

See attached, but excluding the Retained Equipment (see Schedule 2.3)

SCHEDULE 2.1(c)

Assumed Contracts

Lease Agreement dated as of May 9,1994, as amended, between Industreal Puerto Real, Inc. and Pfizer Pharmaceuticals LLC (as the successor-in-interest to Warner-Lambert Inc.)

Lease Agreement between The Puerto Rico Industrial Development Company and Pfizer Pharmaceuticals LLC (as the successor-in-interest to Pfizer Pharmaceuticals, Inc.) dated as of March 13, 2003, as amended, in respect to the lease of warehouse

Autoridad de Energia Electrica and Warner-Lambert, Inc., dated as of May 27, 1999

Cadillac Uniform & Linen Supply, Inc. and Pfizer Pharmaceuticals, Inc., Lease of Personal Property and Maintenance Agreement, dated March    , 2003

Caribe Landscaping Contractors, Inc. and Pfizer Pharmaceuticals, Inc., Professional Services Agreement, effective March 1, 2002

Antilles Cleaning Service, Inc. and Pfizer Pharmaceuticals, Inc., effective April 2, 2001

Iron Mountain PR, Inc. and Pfizer Pharmaceuticals, Inc., dated as of May 22, 2002

Professional Services Agreement between Carlos Robles Mora and Pfizer Pharmaceuticals LLC effective January 1, 2004

Honeywell, Inc. and PPLLC, Purchase Order for Engineering Calibration Services for April 2004-June 2004

SCHEDULE 2.3

Retained Equipment

Capital Equipment*

TAIT Banders (5)

Checkweigher

H & K 1500

Benadryl Packaging Line

Roller compactor (Gerteis)

Gral & Inverter

75 Cft PK Blender and peripheral eq.

Fitzmill

Fowler Capper

Project in Progress

Zyrtec Chewable (Korsch and other mfg. & lab eq.)

Zed Packaging Line

IMA Encapsulator (equipment on site but leased)

Planned Projects

Bander Replacement

HR VISION SYSTEM – CP11 BENADRYL

Second IMA Encapsulator

*	Spare parts for any of the capitalized equipment are also included as retained equipment under this schedule.

SCHEDULE 2.7

Allocation of the Purchase Price

Purchased Assets	Purchase Price ($000’s)
Real estate, buildings, furniture and equipment	$4,000,000
Total Purchase Price	$4,000,000

SCHEDULE 5.4(a)

Required Consents

1.	Consent to assign is required from Industreal Puerto Real, Inc. in respect to the lease of the parking lot dated as of May 9,1994, as amended

2.	Consent to assign is required from the Puerto Rico Industrial Development Company in respect to the lease of warehouse dated as of March 13, 2003, as amended

3.	Consent to assign is required from Dr. Carlos Robles Mora in respect of the Professional Services Agreement effective January 1, 2004.

SCHEDULE 5.5

Permits

Name of Permit	Issuing Authority
Hazardous Solid Waste Generation Permit	U.S. Environmental Protection Agency
Wastewater Treatment Facility Operating Permit	Puerto Rico Environmental Quality Board
Industrial Discharge Permit (Wastewater)	Puerto Rico Aqueduct and Sewer Authority
NPDES Storm Water Permit	U.S. Environmental Protection Agency
Air Operation Permit	Puerto Rico Environmental Quality Board
Main Building Use Permit	Administración de Reglamentos y Permisos
Cafeteria Use Permit	Administración de Reglamentos y Permisos
Drug Dealer License	Puerto Rico Health Department
Drug Factory License	Puerto Rico Health Department
Facility Sanitary License	Puerto Rico Health Department
Cafeteria Sanitary License	Puerto Rico Health Department
FCC Conventional Radio License	Federal Communications Commission
Used Oil Generator Registration	Puerto Rico Environmental Quality Board
Biomedical Waste Generator ID	Puerto Rico Environmental Quality Board
Warehouse Sanitary License	Puerto Rico Health Department
Medicine Cabinet License	Puerto Rico Health Department
Registration of Drug Establishment	U.S. Food and Drug Administration
Reactive Storage Explosives Permit	Policy of Puerto Rico Explosives Division
Fire Endorsement	Fire Department
Municipal Patent	Municipality of Fajardo
PRIDCO Warehouse Use Permit (Bldg. 6)	Administración de Reglamentos y
Permisos
Dilantin Expansion Use Permit	Administración de Reglamentos y
Permisos
Industreal Puerto Real, Inc. Parking Lot	Administración de Reglamentos y
Use Permit	Permisos

SCHEDULE 5.6

Governmental Authorizations (Sellers)

1.	See consents listed on Schedule 5.4.

SCHEDULE 5.8

Conduct of Business

•	Since July 1, 2003, there have been changes made to certain Plans as part of the harmonization of benefit plans within Pfizer

SCHEDULE 5.9

Litigation

See Attached.

SCHEDULE 5.10

Compliance with Laws

1.	See consents described in Schedule 5.4 and environmental matters described in Schedule 5.11.

2.	Failure to be in compliance in all respects with current Good Manufacturing Practices with respect to the manufacture of Dilantin at the Facility as described in 21 C.F.R. parts 210 and 211, as identified in the Consent Decree of Permanent Injunction entered against Warner-Lambert Company in United States v. Warner-Lambert Company, No. 93-3525(D. N.J. filed August 16,1993) as a result of the inability to validate the current process due to the inclusion of use tests to ensure acceptable dissolution results of the final product.

SCHEDULE 5.11

Environmental Matters

With respect to Sections 5.11(a) and 5.11(d):

1.	Levels of Total Petroleum Hydrocarbons as described in the following reports:

•	The Divestiture Environmental Site Assessment Report of Caribe Environmental Services dated December 2003.

•	The Phase II Environmental Assessment Summary Report prepared by Alpha Engineering Group and dated February 16, 2004.

2.	Levels of Volatile Organic Compounds as described in the Phase II Environmental Assessment Summary Report prepared by Alpha Engineering Group and dated February 16, 2004, and the Supplemental Phase 2 Sampling Summary report of Alpha Engineering Group dated March 24, 2004.

SCHEDULE 5.11(e)

Environmental Reports

1.	Facility Noise Survey, August 1998.

2.	Noise Abate Issue Memorandum dated July 20, 1999

3.	Facility Noise Survey, August 1999

4.	Noise Attenuation Project letter dated August 25, 1999

5.	Noise Surveys Letter to PREQB dated September 22, 1999

6.	Facility Noise Survey, December 1999

7.	IAC Facility Noise Survey, June 6, 2001 (revised on June 19, 2001)

8.	Facility Noise Survey, April 24, 2002

9.	Lead-base Paint Survey, prepared by Fernando L. Rodriguez, PE and Associates (field activities performed March 17, 2000)

10.	Storage Tank Inspection Reports, May 8, 2001 and April 27, 2001

11.	Study to Determine Sources of Storm Water that Reach the Wastewater Treatment Plant, July 1997

12.	Underground Piping Integrity Inspection Closed Circuit Television Survey, October 1999

13.	Limited Phase II ESA Report, September 2000. Prepared by Tetra Tech Caribe, Inc.

14.	Final Report, Asbestos Abatement. September 2001. Prepared by Caribe Hydroblasting Environmental Division.

15.	Energy Audit, December 11, 2001

16.	Asbestos Final Report, Facility Compliance File, July 2001

17.	Air Sampling Results of Asbestos Removal that took place on February 9, 1999.

18.	Asbestos Survey and Inspection Report, August 9, 1999

19.	Asbestos Survey and Inspection Report, November 6, 1997

20.	Reporte Remocion, Material Conteniendo Asbesto, September 1998

21.	Final Report, Asbestos Abatement, September 2001

22.	Reporte Final Remocion Material Contiendo Asbesto, July 1999

23.	Reporte Remocion, Material Conteniendo Asbesto, “Floor Tile” Laboratories Segundo Piso, June 1998

24.	Abatement & Disposal Plan for Asbestos Containing Material from Boiler Room Area in 2411 room, TSI Hot Water in 232 and 242 room, TSI Chilled Water in 232 room and MISC Floor Vinyl Tile in 242 room

25.	Abatement & Disposal Plan for Asbestos Containing Material from TSI Hot Water in 242 room at Building #2 and MISC Floor Vinyl Tile in 242 room

26.	Abatement & Disposal Plan for Asbestos Containing Material from Power Plant Office MISC Floor Vinyl Tile in 2421 room at Building #2

27.	NPDES Multi Sector Group Permit Comprehensive Site Compliance Evaluation Report, November 2003

28.	Multi Sector NPDES General Permit Comprehensive Site Compliance Evaluation Report, October 2002

29.	Multi Sector NPDES General Permit Comprehensive Site Compliance Evaluation Report, November 2001

30.	Multi Sector NPDES General Permit Comprehensive Site Compliance Evaluation Report, January 2000

31.	Evaluacion Ambiental, August 2001

32.	Evaluacion Ambiental, December 2001

33.	Evaluacion Ambiental, January 2003

34.	2003 Stormwater Discharge Records

35.	2003 Hazardous Waste Storage Room Inspections

36.	Inspection Letters from Regulatory Authorities dated May 23, 2003 (from ONDEO de Puerto Rico); May 11, 2001, January 30, 2002 and June 2, 2003 (from PREQB);

37.	Draft Report. Phase II ESA Report. March 2002. Prepaid by Alpha Engineering Group, PSC.

38.	Loss Prevention Survey Report. April 19, 2002. Prepared by GE Global Asset Protection Services.

39.	GE Global Asset, consultative site visit, June 2003

40.	SimplexGrinnel’s Fire and Security inspection Report, July 2003

41.	RCRA Contingency Plan. November 2003.

42.	Spill Prevention Control and Countermeasure Plan. September 2003.

43.	NPDES Multisector Group Permit. Comprehensive Site Compliance Evaluation Report. November 2003.

44.	The Divestiture Environmental Site Assessment Report of Caribe Environmental Services dated December 2003.

45.	Phase II Environmental Assessment Summary Report prepared by Alpha Engineering Group and dated February 16, 2004.

46.	The Supplemental Phase 2 Sampling Summary report of Alpha Engineering Group dated March 24, 2004

47.	Industrial Hygiene Air Sampling Results Database for Oral Contraceptive Areas. February 2004.

48.	Risk Characterization & Exposure Inventory 2003.

49.	Risk Control Plan 2003 – Oral Contraceptive Areas.

50.	Hazard Assessment of Chemical Substances. August 2003.

51.	Industrial Hygiene Air Sampling Results Database for non Oral Contraceptive Areas (provided March 2004; data from 1991/1992, 1999).

52.	Industrial Hygiene Air Sampling Results for non manufacturing areas and March 8, 2004, report of Clayton Group Services Laboratory.

53.	March 18, 2004 Summary of Local Limits Study for Wastewater Treatment Plant at Pfizer Fajardo

54.	Memorandum from Lial Tischler, P.E. to Anibal Velez concerning Evaluation of Fajardo Local Limits Study Database, dated July 5, 2003

55.	Report prepared by Tischler/Kocurek entitled Pfizer Pharmaceuticals, Inc. – Fajardo Plant Local Limits Study for Selected Metals, dated August 18, 2003 (with tables updated on June 25, 2003)

56.	September 17, 2003, letter to Puerto Rico Aqueduct and Sewer Authority concerning Pfizer Pharmaceuticals, Inc. Request for Revision of WWTP Pretreatment Permit

57.	Pfizer Corporate Environment, Health and Safety Compliance Audit, December 2001. Report issued January 31, 2002.

58.	Pfizer Corporate Environment, Health and Safety Compliance Verification Audit, November 21-22, 2002

59.	Pfizer Corporate Environment, Health and Safety Compliance Audit, December 2003. Report issued February 19, 2004 and related Corrective Action Plan.

SCHEDULE 5.12

Material Contracts

Lease Agreement dated as of May 9, 1994, as amended, between Industreal Puerto Real, Inc. and Pfizer Pharmaceuticals LLC (as the successor-in-interest to Warner-Lambert Inc.). The lease agreement has been amended as follows: First Amendment to Lease Contract, dated April 7, 1999; Second Amendment dated May 23, 2002; Third Amendment dated February 28, 2003; letter from Tenant to Landlord dated June 29, 1998, exercising an option to renew the lease; letter from Tenant to Landlord dated August 8, 2000, exercising an option to renew the lease; and letter agreement between Tenant and Landlord dated February 11, 2004.

Lease Agreement between the Puerto Rico Industrial Development Company and Pfizer Pharmaceuticals LLC (as the successor-in-interest to Pfizer Pharmaceuticals, Inc.) dated as of March 13, 2003, as amended.

Autoridad de Energia Electrica and Warner-Lambert, Inc., Agreement for Supply of Electricity, dated as of May 27, 1999

Cadillac Uniform & Linen Supply, Inc. and Pfizer Pharmaceuticals, Inc., Lease of Personal Property and Maintenance Agreement, dated March 2003

Caribe Landscaping Contractors, Inc. and Pfizer Pharmaceuticals, Inc., Professional Services Agreement, effective March 1, 2002; expires February 28, 2005; assignable by PPI

Antilles Cleaning Service, Inc. and Pfizer Pharmaceuticals, Inc., Cleaning Services Agreement, effective April 2, 2001

Iron Mountain PR, Inc. and Pfizer Pharmaceuticals, Inc., Supply Agreement for Safety Shoes, dated as of May 22, 2002

Honeywell, Inc. and PPLLC, Purchase Order for Engineering Calibration Services for April 2004-June 2004

SCHEDULE 5.13(a)

Owned Real Property

Parcel of land identified as Lot A of Pueblo Viejo Industrial Subdivision at Puerto Real Ward, Fajardo. It is in bound by the NORTH; with land owned by Sucesion Pedro Robinson; EAST: with land owned by Puerto Rico industrial Development Company (Lot Six hyphen B (6-B)); SOUTH; with street of the industrial Subdivison; WEST: with land owned by the Puerto Rico Industrial Development Company. It has a surface area of five thousand five hundred fifty seven point nineteen square meters (5,557.19 sq. mts.), equivalent to one point four thousand one hundred thirty nine cuerdas (1.4139 cdas.).

This parcel is recorded in the Registry of the Property, Fajardo Section, at page 244 overleaf of volume 79, Fajardo, property number 10,658.

Parcel of land located at Puerto Real Norte Ward in the Municipality of Fajardo, Puerto Rico. It bounds: by the North, with an existing street (“Street A”) that separates it from land owned by the Puerto Rico Urban Renewal and Housing Corporation; by the South, with state road no. one hundred ninety five (195); by the East, with land owned by the Puerto Rico Industrial Development Company; and by the West, with Santa Isidra Housing Development and land owned by Sucn. Pedro Robinson. It has a surface area of nineteen thousand six hundred fifty one square meters and twenty two hundredths of another (19,651.22), equivalent to five cuerdas (5 cdas).

This parcel is recorded in the Registry of the Property, Fajardo Section, at page 131 of volume 155 of Fajardo, property number 5,166.

SCHEDULE 5.13(b)

Leased Real Property

Lease Agreements

See Lease Agreements described in Schedule 5.12.

Sellers have not provided Purchaser with a copy of the Second Amendment to the Parking Lot lease agreement with Industreal Puerto Real, Inc.

Use	Address	Parties	Rent
Parking Lot	N/A	Industreal Puerto Real, Inc. and Pfizer Pharmaceuticals LLC (as the successor-in-interest to Warner-Lambert Inc.)	$3,400/month

Warehouse	Warehouse 6 at the Facility	Puerto Rico Industrial Development Company and Pfizer Pharmaceuticals LLC (as the successor-in-interest to Pfizer Pharmaceuticals, Inc.)	$5,975.87/month (yrs. 1-5) $6,971.85/month (yrs. 6-10)

SCHEDULE 5.13(c)

Assets: Exceptions to Title

1.	Consent to assign is required from Industreal Puerto Real, Inc. in respect to the lease of the parking lot dated as of May 9, 1994, as amended

2.	Consent to assign is required from the Puerto Rico Industrial Development Company in respect to the lease of warehouse dated as of March 13, 2003, as amended

SCHEDULE 5.13(f)

Owned Real Property: Exceptions to Compliance with Law

See matters described or referred to on Schedule 5.10.

SCHEDULE 5.18(a)(i)

Employees over $100,000

See attached.

SCHEDULE 5.18(a)(ii)

Employees

See attached.

SCHEDULE 5.18(a)(iii)

Wage Rates for Non-Salaried Employees

See attached.

SCHEDULE 5.18(b)

Inactive Employees

Number of business employees currently not actively at work, including short and long term disability, hospital leave and other approved leave, but not including employees on vacation or out sick:

See attached.

SCHEDULE 5.18(c)

Employment Litigation

See matters listed on Schedule 5.9.

SCHEDULE 6.4

Governmental Authorization (Purchaser)

None.

SCHEDULE 7.5(a)(i)

Employee Benefits

1.	Pfizer Medical Plan (including prescription drug coverage)

2.	Pfizer Dental Plan

3.	Pfizer Life and AD&D Insurance Plans

4.	Pfizer Long-Term Disability Plan

5.	Pfizer Adoption Assistance Plan

6.	Pfizer Business Travel Accident Plan

7.	Pfizer Colleague Assistance Plan

8.	Pfizer Holiday Gift Program

9.	Pfizer Holiday Schedule

10.	Pfizer Leaves of Absence Policy

•	Civic Leave

•	Educational Leave

•	General Leave

•	Military Leave

•	Parental Leave

•	Funeral Leave

•	Jury Duty Leave

11.	Pfizer Education Benefits

•	ConSern Loans for Education Program

•	Educational Assistance Program

•	Scholarship Awards Program

12.	Pfizer Savings Plan for Employees Resident in Puerto Rico

13.	Pfizer Service Award Program

14.	Pfizer Short-Term Disability Policy

15.	Pfizer Vacation Policy

16.	Pfizer Workers’ Compensation Policy

17.	Pfizer Foundation Matching Gifts Program

18.	Pfizer Foundation Volunteer Program

19.	Pfizer Retirement Annuity Plan

20.	Warner-Lambert Retirement Plan

21.	Long-term incentive plan

SCHEDULE 7.5(a)(ii)

Employee Severance Program

PFIZER EMPLOYEE SEPARATION PLAN

PUERTO RICO

INTRODUCTION

The Company maintains the Employee Separation Plan (“the Plan”) to provide severance pay benefits under certain circumstances to Pfizer employees who work in Puerto Rico who meet the eligibility requirements and other terms and conditions of the Plan. This Summary Plan Description (SPD) describes the terms and conditions of the Plan and is designed to answer questions that you may have about the Plan and its administration. This Plan replaces the Plan dated _______________, and all prior severance plans.

ELIGIBILITY

You are eligible to participate in the Plan if all the following apply:

•	You are a regular full time or part-time (who is scheduled to work more than 20 hours per week) employee of the Company’s Puerto Rico affiliates;

•	You meet the coverage requirements (as defined below) at the time of your termination and the conditions of your employment are not otherwise covered by a written agreement;

•	The employee’s terms and conditions are not covered by a collective bargaining agreement (unless the agreement specifically provides for coverage under the Plan);

•	You are not one of the Company’s elected Corporate Officers or an employee whose compensation is subject to individual approval by the Employee Compensation and Management Development Committee.

For purposes of this Plan, the term “employee” does not include any individual who is characterized by the Company as a temporary employee, leased employee, contract worker, or independent contractor.

COVERAGE

Severance benefits are payable is the following circumstances:

1.	Performance-Related Terminations

An employee’s termination with the Company occurs in an instance when the job performance requirements are not met. Performance-related termination should generally occur only after the opportunity for improvement has been provided to the employee and performance standards are still not met. No severance benefits are payable when the employee has made little or no effort to improve performance deficiencies.

2.	Curtailment or Cessation of operations/Reorganization/ Position Elimination

The employee’s termination with the Company is a direct result of curtailment or cessation of operations, reorganization, or position elimination(s), whether voluntary or involuntary.

Severance Benefits are not payable in the following circumstances:

1.	If an employee is offered a comparable position with the Company in any of its Puerto Rico affiliates and the employee declines the offer.

2.	Upon divestiture of a subsidiary, division or other identifiable segment of the Company, an employee is offered employment with the acquiring company.

3.	If an employee is terminated “for cause”. Termination of employment “for cause” includes, but is not limited to, termination for breach of Company policy, inadequate work performance due to intentional or deliberate misconduct or intentional or deliberate failure to act, destruction of Company property, insubordination, commission of unlawful acts against or reflecting on the Company, or similar occurrences. The existence of cause for termination of employment shall be determined by the Plan Administrator, in its sole discretion.

4.	If an employee voluntarily resigns or retires from employment. However, in those instances whether the Company seeks, at its sole discretion, to obtain a Release Agreement from such employee, benefits may be paid in accordance with the Severance Pay Summary for Voluntary Resignation.

5.	If an employee dies or becomes disabled while in active service.

BENEFITS

Individuals impacted by these situations shall receive benefits in accordance with the Severance Pay Summary.

The Company, in its sole discretion, shall determine whether severance benefits will be paid in the form of a lump sum, salary continuation, or a combination of the two. Salary continuation is only a method of delivering severance pay, not continuation of an individual’s employment with the Company.

Eligible employees begin receiving severance pay upon their Termination Date. The Termination Date is defined as the last date the employee provides services to the Company (generally at the end of the notice period).

The maximum severance pay benefits permitted under the Plan is 104 weeks’ pay unless a lower maximum is stated in the Plan. Benefits under this Plan will be reduced by the amount of any termination benefits and employee is eligible to receive under any federal, state or local statutes or regulations. Severance pay benefits will be reduced by any outstanding debt owed by the employee to the Company, where permitted by law, including but not limited to loans granted by the Company, advanced vacation pay, or salary or expense advances.

(OJO ASUME)

Any benefits payable under the Plan will cease if there is a violation of noncompete and/or nondisclosure agreements as determined by the Plan administrator in its sole discretion.

Pay

•	“Pay” for severance pay purposes is defined as current salary wages (annualized) plus any bonus paid in the previous twelve months. This amount is divided by 52 to determine weeks’ pay.

•	“Pay” for notice pay purposes is defined as current base pay.

•	In all cases, “Pay” excludes overtime, shift differentials, premium pay, holiday bonuses, allowances, contest awards, stock option income, stock grants of any type, as well as other similar payments.

OTHER BENEFITS

•	Salary continuation is only a method of delivering severance pay, not a continuation of an individual’s employment with the Company. Therefore, active-service benefits will cease on the employee’s Termination Date.

•	Eligibility for post-retirement medical, dental and life insurance coverage is determined as of the employee’s Termination Date.

•	The controlling conditions of each stock option grant are contained in the terms of stock option grant letters, the Points of Interest and the Pfizer Stock and Incentive Plan.

•	Severance pay in any form will not be included as earnings under either the Pfizer Retirement Annuity Plan or the Pfizer Savings and Investment Plan. Further, while receiving salary continuation, age and service credit will not accrue for purposes of the Pfizer Retirement Annuity Plan.

RELEASE AGREEMENT

Severance pay under this Plan will not be paid unless the employee executes (and does not revoke) a written release agreement in a form prescribed by the Company, of all claims against the Company, its affiliates, and related parties arising out of the employee’s employment or termination.

NOTICE PERIOD

In all termination situations where an employee is asked to sign a Release Agreement, the employee must be given the necessary amount of time to consider and sign the Release Agreement. For an individual termination action, the employee will receive at least 21 days of paid notice; for a group termination action, employees will receive at least 45 days of paid notice. If cases of plant closure of mass layoffs as defined by Worker Adjustment and Retraining Notification Act (“WARN”), at least 60 days of paid notice will be provided.

The Company, at its discretion, may decline the active services of an employee at any time during the notice period; in such instance, the individual will continue to be paid for the remainder of the notice period in addition to his/her severance pay. If an employee ceases to provide satisfactory services on his/her own initiative during the notice period, all notice period payments will end and the individual will receive only severance benefits in accordance with the terms of this Plan. In such an instance, satisfactory services shall be determined by the Plan Administrator at its sole discretion.

ADMINISTRATION

Local Company management supervises the operation of the Plan. Inquiries should be directed to the employee’s Supervisor or Employee Resources representative. The Plan is administered by . . .

The                                                       is authorized to approve exceptions to this Plan. The Company reserves the right to decide whether circumstances justify the payment of severance under this Plan in any particular case. Any decision is subject to the appeal procedure described below.

The Plan and its records are maintained on a calendar year basis.

DENIAL OF CLAIM AND APPEAL PROCEDURES

If an application for Plan benefits is denied in whole or in part, the employee will receive written notification of such denial within 60 days from the Company of Plan Administrator including the reasons for the denial, with reference to the specific provisions on which the denial was based. Within 60 days after receiving the notification

of denial, the employee may submit a written request for reconsideration of the claim to                                      through the employee’s Employee Resources representative.

Any such request should be accompanied by any documents or records that may support the appeal. The employee may review pertinent documents and submit issues and comments in writing. The Company or Plan Administrator will notify the employee in writing of its decision within 60 days after receipt of the appeal, with the reasons for the decision on the appeal and specific references to the Plan provisions on which that decision is based. The Plan Administrator shall make, in his/her sole discretion, all determinations arising in the administration, construction or interpretation of the Plan including the right to construe disputed or doubtful Plan terms and provisions, and any such determination shall be conclusive and binding on all persons, except as otherwise provided by law.

PLAN CONTINUANCE

The Company reserves the right to modify or terminate the Plan with or without notice at any time in the future. Any such action would be taken only after careful consideration, however, plan modification or termination is not contingent upon the financial condition of the Company.

PLAN DOCUMENTS

This booklet describes only the highlights of the Pfizer Employee Separation Plan. It does not attempt to cover all details. These are contained in the Plan document. That document, as well as the annual report of Plan operations and the Plan description as filed with the appropriate government authorities, is available for review by Plan participants and beneficiaries during normal working hours through the Employee Resources representative at the employee’s location. Upon written request to the                                              , copies of any of these documents will be furnished to any Plan participant within 30 days.

YOUR RIGHTS UNDER ERISA

Participants in the Pfizer Employee Separation Plan are entitled to certain rights and protections under the Employee Retirement Income Security Act of 1974 (ERISA).

ERISA provides that all Plan participants shall be entitled to:

•	Examine, without charge, at the Plan Administrator’s office or at the office of the Employee Resources representative, all Plan documents and copies of all documents filed with the U.S. Department of Labor and the Internal Revenue Service, such as detailed Plan descriptions and annual reports.

•	Obtain copies of all Plan documents and other Plan information upon written request to the Plan Administrator. The Plan Administrator may make a reasonable charge for the copies.

•	Receive a summary of the Plan’s annual financial report. The Plan Administrator is required by law to furnish each participant with a copy of this summary annual report.

In addition to creating rights for Plan participants, ERISA imposes duties upon those who are responsible for the operation of the Plan. Those who operate the Plan, who are called “fiduciaries” of the Plan, have a duty to do so prudently and in the interest of Plan participants.

No one, including the employer or anyone else, may fire an employee or otherwise discriminate against an employee in any way to prevent an employee from obtaining a Plan benefit or exercising an employee’s rights under ERISA.

If a claim for a Plan benefit is denied in whole or in part, the employee must receive a written explanation of the reason for the denial. The employee has the right to have the Plan Administrator review and reconsider the claim.

Under ERISA, there are steps an employee can take to enforce the above rights. For instance, if an employee requests materials from the Plan Administrator and does not receive them within 30 days, an employee may file suit in a federal court. In such a case, the court may require the Plan Administrator to provide the materials, and pay the employee up to $100 a day until the employee receives the materials, unless the materials were not sent for reasons beyond the control of the Plan Administrator. If an employee has a claim for benefits which is denied or ignored, in whole or in part, the employee may file suit in state or federal court.

If it should happen that Plan fiduciaries misuse the Plan’s money, or if an employee is discriminated against for asserting his/her rights, an employee may seek assistance from the U.S. Department of Labor, or may file suit in federal court. The court will decide who should pay court costs and legal fees. If an employee is successful, the court may order the person sued to pay these costs and fees. If an employee loses, the court may order an employee to pay these costs and fees if, for example, it finds the claim frivolous.

If you need additional information or have any questions about the Plan, you should contact the Plan Administrator. If you have any questions about this statement or about your rights under ERISA, you should contact the nearest Area Office of the U.S. Labor - Management Services Administration, Department of Labor.

SEVERANCE PAY SUMMARY

	Notice Period Prior to Termination		Severance Pay After Termination Date
			NO Signed Release Agreement			Signed Release Agreement
Type of Termination	Number of Days on Payroll		Fixed Number Weeks’ of Pay	+	Weeks’ Pay Per Year of Service	Fixed Number Weeks’ Pay	+	Week’s Pay Per Year of Service	Maximum Number of Week’s Pay
Performance-Related	14		0		0	10		2	104
Curtailment	28-52	*	0		1	13		2	104
Voluntary-Resignation[1]	28-52	*	0		0	0		2	52

*	Notice Period: Depending on required period to consider the Release Agreement as shown below:

	Group Termination	Individual Termination
Prior to Signing[2]	45 days	21 days
After Signing	7 days	7 days

Total Number of Calendar Days	52 days	28 days

1.	Only where the Company seeks a Release Agreement.

2.	Period of time an employee must be given to consider revoking a signed Release Agreement.

OTHER IMPORTANT INFORMATION

Name of the Plan:    Pfizer Puerto Rico Employee Separation Plan

Name and Address of the Plan Sponsor:

Identification Number of Plan Sponsor:

Type of Plan:    Welfare Benefit Plan

Type of Administration:    Self-Administered

Plan Administrator’s Name & Business Telephone Number:

Agent for Service of Legal Process:

Address of Agent for Service of Legal Process:

SCHEDULE 7.5(a)(iii)

Purchaser Benefit Plans

Purchaser will provide the same terms as those provided in the Seller Plans listed below:

1.	Pfizer Medical Plan (including prescription drug coverage), but excluding reimbursement of Pfizer Drugs at 100%

2.	Pfizer Dental Plan

3.	Pfizer Life and AD&D Insurance Plans

4.	Pfizer Long-Term Disability Plan

5.	Pfizer Business Travel Accident Plan

6.	Pfizer Holiday Gift Program – cash gift issued at Christmas Party

7.	Pfizer Colleague Assistance Plan via MCA the local EAP provider

8.	Pfizer Holiday Schedule

9.	Pfizer Leaves of Absence Policy

•	Military Leave

•	Parental Leave

•	Funeral Leave

•	Jury Duty Leave

10.	Pfizer Education Benefits

•	Educational Assistance Program

11.	Pfizer Savings Plan for Employees Resident in Puerto Rico

12.	Pfizer Service Award Program

13.	Pfizer Short-Term Disability Policy

14.	Pfizer Vacation Policy

15.	Pfizer’s Workers’ Compensation Policy

Different Terms

16.	In Lieu of Retirement & Pension Plans – Contributions to Savings Plan each year pursuant to the attached summary

17.	Retire Health – For the 12 employees who will become eligible for this benefit within two years, we will provide retiree health when vested with the proper age and service requirements.

*	Company matching will be provided in cash instead of Pfizer stock.

SCHEDULE 7.6

Approved Pfizer Employees

Leadership Team Members

Jose Negroni

Vivian Molinari

Ixie Gonzalez

Arleen Sandoz

Luis Gandara

Edgar Ortiz

Anibal Velez

Sandra Borres

Waiting for Decision on Posted Positions

Jesús Gandía - Training Instructional Designer

Luis Torres - Master Scheduler

Limaris Rodríguez - Cost Analyst

Arleen Just - HR Supervisor

Ismael Lopez - Safety Specialist

EXHIBIT E

Description of Land

Parcel of land identified as Lot A of Pueblo Viejo Industrial Subdivision at Puerto Real Ward, Fajardo. It is in bound by the NORTH; with land owned by Sucesion Pedro Robinson; EAST: with land owned by Puerto Rico industrial Development Company (Lot Six hyphen B (6-B)); SOUTH; with street of the industrial Subdivion; WEST: with land owned by the Puerto Rico Industrial Development Company. It has a surface area of five thousand five hundred fifty seven point nineteen square meters (5,557.19 sq. mts.), equivalent to one point four thousand one hundred thirty nine cuerdas (1.4139 cdas.).

Parcel of land located at Puerto Real Norte Ward in the Municipality of Fajardo, Puerto Rico. It bounds: by the North, with an existing street that separates it from land owned by the Puerto Rico Urban Renewal and Housing Corporation; by the South, with state road no. one hundred ninety five (195); by the East, with land owned by the Puerto Rico Industrial Development Company; and by the West, with Santa Isidra Housing Development and land owned by Sucn. Pedro Robinson. It has a surface area of nineteen thousand six hundred fifty one square meters and twenty two hundredths of another (19,651.22), equivalent to five cuerdas (5 cdas)